1-7657

AR/S

03016535

ANNUAL REPORT AMERICAN EXPRESS COMPANY

AMERICAN EXPRESS ®

CRGH

THE PROGRESS WE MADE IN 2002 HAS PUT US IN A

POSITION TO DELIVER SUSTAINABLE, LONG-TERM GROWTH.

AS A RESULT OF THE ACTIONS WE TOOK,

WE ARE STRONGER ECONOMICALLY,

WE ARE STRONGER IN THE MARKETPLACE,

AND WE ARE STRONGER AS AN ORGANIZATION.

CONSOLIDATED HIGHLIGHTS

American Express Company

(Millions, except per share amounts)	[illegible]	2001	Percent Increase (Decrease)
Revenues	$ [illegible]	$ 22,582	5%
Net income[a]	$ [illegible]	$ 1,311	‡
Diluted earnings per common share[a]	$ [illegible]	$ 0.98	‡
Cash dividends declared per common share	$ [illegible]	$ 0.32	—
Book value per common share[b]	$ [illegible]	$ 9.02	13%
Average common shares outstanding for diluted earnings per common share	[illegible]	1,336	—
Total assets	$ [illegible]	$ 151,100	4%
Shareholders' equity	$ [illegible]	$ 12,037	15%
Common share cash dividends declared	$ [illegible]	$ 424	—
Common share repurchases	$ [illegible]	$ 626	84%
Return on average shareholders' equity[a][b]	[illegible]	10.9%	—
Number of employees	[illegible]	84,417	(11%)

(a) *Results for 2001 include three significant items: (1) a charge of $1.01 billion ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million ($411 million after-tax); and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million ($65 million after-tax).*

(b) *Excludes the effect on Shareholders' Equity of unrealized gains or losses related to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities."*

‡ — *Denotes a variance greater than 100%.*

KENNETH I. CHENAULT *Chairman and Chief Executive Officer*



TO OUR SHAREHOLDERS:

American Express emerged from 2002 a stronger and more resilient company. In a challenging business environment, we not only delivered good financial results but also made fundamental changes that will better enable us to grow our business over the long term.

We entered the year with several important goals: to deliver solid earnings, improve the underlying economics of our business, lower our risk profile and increase investments in business-building activities. By most measures, we achieved what we set out to do – all against the backdrop of weak economies and financial markets. As a result, we ended the year with a business that is more flexible and adaptable, less reliant on robust market conditions to deliver strong results, and more aggressive in the marketplace.

This progress was clearly demonstrated in our 2002 earnings performance:

- Net income was $2.67 billion, up from $1.31 billion in 2001. Diluted earnings per share (EPS) rose to $2.01, up from $0.98 a year ago.
- Return on equity was 20.6 percent, compared with 10.9 percent in 2001.
- Revenues totaled $23.8 billion, up 5 percent from $22.6 billion in 2001.

In making these comparisons, it is important to note that our year-ago net income was affected by a number of unusual items — a $1.01 billion ($669 million after-tax) charge reflecting write-downs and losses associated with high-yield securities at American Express Financial Advisors, a company-wide $631 million ($411 million after-tax) restructuring charge primarily to cover the cost of workforce reductions, and one-time costs of $98 million ($65 million after-tax) resulting from the September 11th attacks. These items obviously depressed our year-ago results and help explain why earnings more than doubled in 2002. Nevertheless, even excluding the impact of these items, our underlying earnings growth for 2002 was quite strong.

Building a Strong Platform for Growth

Our results for the year reflect several factors, including: a solid expansion of our global card businesses, lower expenses due to the success of our ongoing reengineering programs, strong credit quality and the benefits of lower funding costs.

Revenue growth, however, did not match the double-digit rates we delivered during the more robust economic conditions of 1999 and 2000. In fact, it fell short of our long-term target of 8 percent growth. Nevertheless, the steps we have taken to improve our expense margins enabled us to deliver strong bottom-line results in a tougher environment, while at the same time freeing up resources to fund investments in business-building activities.

We significantly increased spending on new products, capabilities and marketing activities – particularly in our card businesses during the second half of the year. By the end of 2002, we were seeing early signs that these investments were producing the expected results. For example, we generated strong growth in cardmember spending, had higher loan balances and added more than 900,000 new cards in force during the fourth quarter of 2002. Our decision to invest a large portion of our reengineering savings in business-building efforts, rather than letting them flow directly to 2002 earnings, helped us continue to build competitive advantages, expand our customer relationships and build momentum as we ended the year.

As we manage our business, we are focused on meeting our financial targets the right way. Our actions are based on the company's long-term interests rather than on short-term, expedient solutions. The importance of managing with integrity and a long-term view was made strikingly clear by the ethical failures at a number of companies in 2002. The impact of these failures on shareholders and employees was devastating. The actions that caused them are inexcusable.

The steps taken by lawmakers, regulators and companies themselves to strengthen corporate governance and

TOTAL RETURN TO SHAREHOLDERS_ American Express posted a slight gain (0.1 percent) in total shareholder return during 2002. This was in contrast to declines of 22 percent for the S&P 500 Index and 15 percent for the S&P Financial Index. Over the past five-year period, American Express' cumulative return to shareholders outperformed both the S&P 500 and S&P Financials.

▯ American Express ▯ S&P Financial Index ▯ S&P 500 Index



$200
$150
$100
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98
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02
$123.54
$113.29
$97.12

Returns compounded on a monthly basis

enforce stricter penalties for those who do wrong are a positive development. We support the Sarbanes-Oxley legislation, the New York Stock Exchange guidelines and other measures to strengthen corporate governance and restore public trust in business institutions.

Many of the steps required by the new regulations were already in place at American Express. Therefore, we did not have to make significant changes to our corporate governance structure or practices. While rules are essential, I believe the true foundation of corporate credibility resides within the values of a company and its leaders. American Express has been guided through its 153-year history by a strong values system that emphasizes integrity and trust at all levels of the organization. We have strived to remain true to these values over the years. When we made mistakes along the way, we faced up to them and learned from them. We expect all of our people to act with the highest standards of integrity in everything they do, and we manage our business in a manner that helps to ensure that is the case.

Shareholder Returns

The results we delivered for 2002 contributed to shareholder returns that surpassed the major market indices and most of our peer companies. For the year, American Express' total shareholder return was up 0.1 percent, compared with declines of 15 percent for the Dow Jones Industrial Average, 22 percent for the S&P 500 Index and 15 percent for the S&P Financial Index. Of course, it was difficult to find much to cheer about in the equity markets this past year, with continued volatility and lower values due to concerns about the economy, the global political situation and corporate ethics. While I am not satisfied by our stock performance on an absolute basis, I am pleased that we performed as well as we did relative to the market overall and to our peers.

With our improved business results and stronger financial position, the company reinstated its share repurchase program in June.

WE ARE STRONGER ECONOMICALLY BECAUSE OF THE INCREASED

In all, we ended the year energized and with a strong sense of momentum. Earlier than many of our competitors, we took the difficult, and sometimes painful, steps to prepare our business to compete effectively and prosper in the current environment. Just as important, we moved aggressively in the marketplace at a time when some of our traditional competitors were distracted by their problems and were not as prepared to deal with the difficult environment. As a result, we entered 2003 operating from a position of strength and on the offense.

We continue to believe our long-term financial targets of 12 to 15 percent earnings per share growth, 8 percent revenue growth and 18 to 20 percent return on equity, on average and over time, are appropriate. These targets have two key underlying assumptions: growth in the S&P 500 Index of 8 percent and card billings growth of 6 to 10 percent, both of which are considerably lower than the historical rates that we experienced over the past 20 years. We are confident in our ability to meet our long-term targets, even in a slower growth environment, because of the changes we have made to our business models.

Before moving on to a review of business unit results, I would like to address some important changes we made regarding our use of stock options. Following extensive review of our compensation strategy, we decided to reduce the number of option shares granted in 2003. As a result of the actions we have taken, the annual stock grants issued in January 2003 represented 1.1 percent of total shares outstanding, which is down significantly from 2.9 percent a year ago. In addition, we made the decision to expense options beginning with 2003 awards. We were able to make these and other changes while maintaining a total compensation program that will enable us to attract and retain highly talented employees, and to reward superior performance.

OF OUR BUSINESS MODELS AND OUR IMPROVED RISK PROFILE,

WHICH HAVE HELPED TO LOWER OUR EXPENSE BASE

AND STRENGTHEN OUR BALANCE SHEET.

WE CONTINUED TO MAKE OUR BUSINESS MODELS MORE ADAPTABLE AND BETTER ABLE TO NAVIGATE THROUGH BOTH GOOD AND BAD ECONOMIC CYCLES. ▯ WE DELIVERED MORE THAN $1 BILLION IN SAVINGS AND IMPROVED MAJOR BUSINESS PROCESSES THROUGH REENGINEERING, EXPANDED OUR USE OF THE INTERNET TO SERVE CUSTOMERS, CONTINUED TO DIVERSIFY CARD SPENDING BY LOWERING OUR RELIANCE ON THE TRAVEL AND ENTERTAINMENT SECTOR, FORGED PARTNERSHIPS THAT ENHANCE OUR CAPABILITIES, AND DEVELOPED MORE SUSTAINABLE SOURCES OF INVESTMENT FUNDING. ▯ THESE EFFORTS HAVE ALLOWED US TO GENERATE SOLID GROWTH IN 2002 EARNINGS, EVEN IN A WEAK ENVIRONMENT, WHILE ALSO INCREASING MARKETING AND OTHER BUSINESS-BUILDING INITIATIVES.

AMERICAN EXPRESS FINANCIAL ADVISORS ASSETS OWNED, MANAGED OR ADMINISTERED_ Continued weakness in equity markets led to lower asset levels in 2002. As a result, assets owned, managed or administered by American Express Financial Advisors declined 9 percent.



(in billions)
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$230.6
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02

Business Unit Results

TRAVEL RELATED SERVICES

Travel Related Services (TRS) – which includes our card, travel, merchant and network businesses, as well as our Travelers Cheques and Prepaid Services group – reported record net income of $2.14 billion, up 46 percent from the prior year. While the year-ago results included TRS' portion of the previously mentioned restructuring charge and September 11th-related costs, underlying earnings growth in 2002 was strong.

TRS' revenues rose 2 percent, reflecting higher spending and borrowing on American Express cards. Our rate of top-line growth at TRS was disappointing due to persistent weakness in the economy, particularly in travel and corporate spending. However, we are encouraged by the momentum we generated in a tough environment.

Card billed business, or the total amount spent on American Express cards, rose 4 percent. We had relatively strong growth in consumer card spending in the U.S., Canada, Europe and Asia, driven by gains in the retail and everyday spend categories, as well as the continued benefits of our cardmember rewards programs. This was partially offset by continued weakness in corporate spending, as companies remained cautious about travel and entertainment expenditures. Revenues from our global cardmember lending portfolio increased due to wider interest rate spreads and solid growth in loan balances.

We added a net total of 2.1 million cards in force in 2002. As noted earlier, this included a significant increase during the fourth quarter, when we started to see results from our higher investments in card acquisition. Total cards in force reached 57.3 million at the end of the year.

Overall credit quality remained strong and improved during the year. As a result, our total provision for losses declined from 2001. Delinquency trends for both charge and lending receivables improved from a year ago.

Growth in our card businesses was partially offset by a decline in travel commissions and fees and a decrease in Travelers Cheque investment income due to continued weakness in travel activity.

AMERICAN EXPRESS FINANCIAL ADVISORS

American Express Financial Advisors (AEFA) reported net income of $632 million, up from $52 million a year ago. Total revenues rose 17 percent. However, in making year-over-year comparisons, it is important to note that AEFA's 2001 results were depressed by a number of previously mentioned unusual items including high-yield investment losses, and AEFA's portion of restructuring and September 11th-related charges.

Continued volatility and weakness in the equity markets made 2002 a challenging year for most financial services companies, and AEFA was no exception. Total assets owned, managed and administered were $230.6 billion, down 9 percent from 2001 due to lower equity market values and, to a lesser extent, outflows of managed assets. As a result, management and distribution fees declined 7 percent. Total cash sales of investment products were flat with year-ago levels.

While human resources expenses at AEFA decreased slightly due to the benefits of reengineering and cost controls, other operating expenses rose 19 percent.

Despite weak earnings performance due to the external environment, AEFA made progress during the year in a number of key areas: expanding its product offerings, improving investment performance and growing the number of financial advisors. In addition, AEFA's return on equity compared favorably to industry averages. The progress we made is encouraging after the disappointing results of 2001. We remain focused on dealing with our challenges and repositioning AEFA for future growth.

AMERICAN EXPRESS BANK

American Express Bank (AEB) reported net income of $80 million, up sharply from a net loss of $13 million in 2001. Even excluding its portion of last year's previously mentioned restructuring charge, AEB's earnings growth in 2002 was outstanding.

The Bank had strong revenue growth of 15 percent on higher net interest income, which reflected lower funding costs, as well as higher foreign exchange and other revenue. AEB's results also benefited from lower operating expenses due to ongoing reengineering efforts. This was partially offset by higher provisions for consumer losses in Hong Kong, where the environment was particularly difficult.

AEB continued to make good progress in its strategic shift to consumer and private banking from commercial lending – a reorientation of the business that is now largely complete. The Personal Financial Services (PFS) and Private Banking groups together accounted for 49 percent of AEB's 2002 net revenue, compared with 46 percent in 2001 and 37 percent in 2000. Private Banking client holdings increased 12 percent and stood at $13.9 billion at the end of the year. In keeping with the Bank's strategy, corporate and other loans decreased from $926 million a year ago to $483 million.

The Bank's results signal a significant turnaround. To put it into perspective, AEB's pre-tax income for 2002 in a difficult economic environment was about four times higher than its results in the robust economic years of 1999 and 2000.

U.S. CARD SPENDING_ Cardmembers are increasingly using their American Express cards to purchase "everyday" products and services such as groceries, gasoline, office supplies, telecommunications and a wide variety of retail merchandise, further diversifying our card-spending base. Retail and other non-T&E spending now accounts for 63 percent of U.S. billings, up from only 35 percent in 1990.



Retail and Other
T&E Related
35%
65%
1990
60%
40%
2001
63%
37%
2002

Foundations for Growth

Financial results for the year are an important measure of the company's progress, but as I mentioned earlier, we are managing the business for the long term. With that in mind, I would like to tell you about three major initiatives that are enabling us to build a sustainable platform for moderate to long-term growth:

- Improving our business models
- Lowering our risk profile
- Investing in business-building activities

IMPROVING OUR BUSINESS MODELS

We took a number of steps this year to strengthen our economics. Foremost among them was our continued focus on reengineering our business and improving our margins.

Margin Improvement

Our emphasis on margin improvement and reengineering produced continued reduction in operating expenses. Staff reductions associated with reengineering charges announced in 2001 played a significant role in lowering our expense base. However, our reengineering efforts extend far beyond cost reduction, encompassing a broad range of efforts to increase revenues, improve infrastructure and enhance processes. By emphasizing this approach to reengineering, we are better positioned to deliver sustainable improvements.

Reengineering yielded more than $1 billion in benefits in 2002. In total, over the past two years, we have realized well over $2 billion in reengineering benefits, exceeding our original targets. Based on further opportunities already identified or underway, we aim to deliver another $1 billion in benefits again in 2003.

As part of our reengineering efforts, we have significantly expanded our Six Sigma program across the company. We are using Six Sigma to enhance quality and productivity in key business processes and to eliminate costly errors. In 2002, our Six Sigma activities produced nearly $200 million in financial benefits and delivered important quality enhancements. Since launching Six Sigma at American Express in 1999, we

LEVERAGING THE INTERNET_ A continuing shift to online customer servicing has lowered costs for the company while increasing convenience for cardmembers, who can check statements, pay bills, apply for cards and perform a host of other transactions through the Manage Your Card Account (MYCA) section of americanexpress.com. MYCA attracted 3.7 million enrollees in 2002, bringing the global total to 8.9 million.



have steadily increased the number of employees trained in Six Sigma tools and principles. In addition to fixing errors within processes, we are also now applying Six Sigma principles to product design and development in order to build quality in from the start. We view Six Sigma as an important element of our ongoing commitment to service quality and to providing our customers with experiences that continually meet and exceed their expectations.

We also continued to leverage the Internet to lower costs and improve service quality. During 2002, we expanded the number of services and capabilities available to customers online and increased their utilization. For example, within the U.S., approximately 80 percent of our card servicing transactions are now available online. In fact, we now have more online interactions with customers than we do by telephone or in person. Within our Corporate Card base, nearly two-thirds of account maintenance is now being done online instead of being phoned in or faxed to us for processing. At AEFA, 66 percent of all 401(k) transactions are completed online. The Internet also serves as an important product development and customer acquisition channel across both our card and financial services businesses.

Online servicing can dramatically reduce unit costs. We realized substantial benefits in 2002, while improving the flexibility of our overall business models and delivering service in a manner that many of our customers prefer. As part of our shift to online servicing, we also continued to move more internal processes, such as the procurement of goods and services, to the company's intranet.

While we have made good progress in shifting volumes online, there remains a great deal of opportunity across our transaction base. With the majority of our online servicing capabilities already built and paid for, we expect the Internet to generate continued margin improvement for us over the near to moderate term.

We are transforming traditional practices in other areas as well. Our decision to outsource data operations to IBM last year is one example. This arrangement will

WE ARE STRONGER IN THE MARKETPLACE, AS WE INCREASED OUR

enable us to benefit from the world-class expertise of our partner while substantially lowering costs. Another example is the expansion of our global servicing network by accessing customer service capabilities and educated workforces around the world. For example, last year we opened a new customer service center in India as a complement to our existing network. Broadening our worldwide network enables us to improve both the cost and quality of our overall servicing infrastructure, expand our capacity and increase our flexibility to meet the needs of our growing business.

Diversification of Card Spending Base

We also strengthened our business models through continued efforts to diversify card spending and lower our reliance on the travel and entertainment sector. Historically, about two-thirds of spending on American Express cards worldwide came from travel and entertainment and one-third from non T&E sources. We have now essentially reversed that mix. In 2002, approximately 63 percent of our billings came from retail and other non-T&E sources, and 37 percent came from T&E.

This fundamental shift is primarily due to our ongoing efforts to encourage consumers to use American Express as their card of choice for everyday spending at establishments such as supermarkets, gas stations, drug stores and home improvement stores. We continue to increase the range of merchants in retail and everyday spending categories who accept the Card. In 2002, we added a variety of key merchants in the United States including The Stop & Shop Supermarket Company, Dairy Queen, Time Warner Cable and H&R Block. In international markets, we added a broad array of merchants including Mayne Group Limited-Pharmacy Services in Australia; Canadian Tire; CORA Hypermarkets in France; Arkio in Mexico; and NTT DoCoMo, a telecommunications provider in Japan. Along with expanding merchant coverage, we also launched new card products and promotions to build spending in retail and everyday locations.

IN INITIATIVES THAT WILL GROW OUR CORE BUSINESSES

IN THE GLOBAL PAYMENTS AND RETAIL FINANCIAL SERVICES INDUSTRIES.

WE ACTED AGGRESSIVELY TO EXPAND OUR COMPETITIVE ADVANTAGES AND DELIVER SUPERIOR VALUE TO OUR CUSTOMERS, LAUNCHING A WIDE RANGE OF NEW PRODUCTS, SERVICES AND CAPABILITIES. ▯ WE ENHANCED OUR INDUSTRY-LEADING REWARDS CARDS AND LOYALTY PROGRAMS, CREATED NEW PRODUCT OFFERINGS FOR SMALL BUSINESS CUSTOMERS, SHARPENED OUR FOCUS ON GROWING OUR CORPORATE MIDDLE MARKET AND COMMERCIAL CARD BUSINESSES, ADDED MANY NEW INVESTMENT PRODUCTS AT AEFA, AND ADDED FINANCIAL SERVICES PRODUCTS IN MARKETS AROUND THE WORLD. ▯ AT THE SAME TIME, WE INCREASED MARKETING AND CUSTOMER ACQUISITION EFFORTS, PARTICULARLY IN OUR CARD BUSINESSES, AND LAUNCHED NEW BRAND ADVERTISING CAMPAIGNS IN THE UNITED STATES AND SEVERAL INTERNATIONAL MARKETS.

RECHARGED WITH REWARDS_ We expanded our industry-leading rewards-based products and programs — key drivers of spending, loyalty and profitability. New Rewards Green and Rewards Gold cards in the U.S. have *Membership Rewards* built in and offer double points for purchases at supermarkets and other "everyday" locations.


SUMMER
FUN


AMERICAN EXPRESS

The expansion of our Corporate Purchasing Card program for middle and large market companies is also helping to diversify our spending mix. We offer the Corporate Purchasing Card, which is used by corporations to buy everyday goods and services such as office supplies and industrial supplies and equipment, in 23 markets around the world. This type of spending by corporations is less susceptible to downturns in difficult economic times than is traditional travel and entertainment spending.

Sustainable Investment Funding

The changes we have made to our business models not only allowed us to increase our level of investment spending in 2002, they also represented a change in how our investments are funded. During the mid to late 1990s, we had the benefit of a number of items that positively impacted our earnings — including preferred stock dividends based on earnings from Lehman Brothers, which the company spun off in 1994; sales of shares of First Data Corporation; and gains from our Internet portfolio, among other items. As we said at the time, we took advantage of these gains to fund incremental spending in parts of the business with high growth potential. In contrast, funding for virtually all of our business-building initiatives in 2002 came from ongoing operations. This change increases the likelihood that this higher level of spending will be sustainable.

IMPROVING OUR RISK PROFILE

As we grow our business, we are also focused on prudently strengthening our balance sheet and improving our risk profile.

Given the uncertain economic environment, we have maintained a conservative approach in establishing reserves. Our balance sheet positions for card receivables and merchant bankruptcies are appropriately stronger than they were a year ago. Our charge card portfolio continues to perform well, with our worldwide loss rate ending the year at an historic low. In our lending portfolio, we continue to see good credit performance overall in both the U.S. and international markets.

We also made progress in improving the overall quality of our investment portfolio at AEFA. We reduced the percentage of high-yield holdings from approximately 12 percent to 6 percent as a result of our ongoing portfolio rebalancing. Continued declines in interest rates have increased the value of many of our bond holdings, to the point where we had approximately $1 billion of unrealized net gains across our investment portfolio at the end of 2002.

Meanwhile, we continued to improve our risk profile at American Express Bank by lowering corporate lending balances while building a more diversified consumer and private banking portfolio. Corporate and other loans represented only 9 percent of AEB's portfolio at the end of the year, which is about half the proportion they were at the end of 2001.

Because of the issues that we faced in 2001 with write-downs in our investment portfolio at AEFA, we took additional steps to make sure that the risks we take are appropriate not only for individual businesses but for the company as a whole. Toward that end, we established a Corporate Risk Management Committee charged with monitoring overall risk levels across the company and recommending improvements to our practices and policies. The Committee includes representatives from each of our business units, along with Corporate Treasury, Compliance and Internal Audit.

While we made good progress in lowering our overall risk profile, we did have several disappointments. In Hong Kong, a sharp rise in personal bankruptcies caused us to substantially increase write-offs in our card business and our personal lending portfolio.

INVESTING IN BUSINESS-BUILDING ACTIVITIES

Despite the difficult economic and market conditions, we were able to invest heavily in the areas of our core businesses that can provide growth for the company over the short, moderate and long term. Here is a look at some of our progress in key areas of our business.

Growing Our Global Payments Businesses

American Express is a world leader in providing charge and credit cards to consumers, small businesses and corporations. During 2002, we moved aggressively to expand our portfolio of proprietary, co-branded and affinity cards in the United States and internationally, as well as to grow our Global Network Services business in our international markets.

New and Enhanced Rewards Products in the U.S.

In the U.S. consumer market, we focused on offering customers more compelling products and value propositions. In particular, we expanded our industry-leading rewards-based products and programs, and added new partnerships to benefit cardmembers. We know that rewards are an important driver of cardmember spending, loyalty and profitability.

In one major move, we enhanced our classic charge card line-up by introducing the American Express Rewards Green and Rewards Gold cards for U.S. consumers. These cards offer automatic enrollment in *Membership Rewards* and double points for everyday purchases at supermarkets, gas stations, drugstores, home improvement stores and other locations. In addition to revitalizing our U.S. consumer charge card offerings, these new cards provide cardmembers with enhanced opportunities to earn rewards and support our efforts to drive spending at everyday locations.

GLOBAL PAYMENTS GROWTH_ The Shinsei American Express Card in Japan, Blue from American Express in Mexico, the American Express Tiger Woods Credit Card in Canada and the American Express-Société Générale Gold Card in France were some of the more than 100 new proprietary card products launched in 2002 in international markets.



We also launched the American Express Cash Rebate Card for U.S. consumers. This product carries no annual fee and offers up to 5 percent cash back, based on a cardmember's annual spending and payment activity.

Following their launch, the new American Express Rewards Green and Gold cards and the Cash Rebate Card had good early performance, together accounting for almost 500,000 new cards in 2002, with most coming in the fourth quarter.

Rewards-based products not only drive higher spending, they also have very favorable economics in terms of cardmember attrition, credit and payment performance. In addition to these new product launches, we continued to grow our existing rewards-based lending products in the U.S., such as our highly successful co-brand portfolios with Delta Air Lines and Costco.

We also focused on expanding our industry leading *Membership Rewards* program — the largest program of its kind, with more than 9 million cardmembers enrolled worldwide. About 1,200 redemption partners now participate in *Membership Rewards*, which offers the broadest range of redemption options of any card-based rewards program. We continued to expand the array of choices in *Membership Rewards* in 2002, signing new partners in retail and entertainment categories including Banana Republic, Blockbuster, Broadway.com, Cingular Wireless, Staples, Ticketmaster, The Home Depot and Toys "R" Us.

New Brand, Products and Services for Small Business Customers

In the small business arena, where American Express is the leading card provider and one of the top lenders, we moved to strengthen our business model by re-launching our small business services organization.

We introduced OPEN: The Small Business Network from American Express. This network provides a robust new set of products, services, online account management tools and partnerships that offer everyday savings to small businesses. A nationwide advertising campaign supported this effort, reinforcing American Express' commitment to serving small business owners.

OPEN FOR SMALL BUSINESS_ We deepened our commitment to small business owners with the launch of OPEN: The Small Business Network, a rebranding and enhancement of our small business offerings. Enhanced products and services include new charge and lending cards and an expansion of the *Everyday Savings* program, which added partners such as Staples and Kinko's.


OPEN
SAVINGS, REWARDS AND CONNECTIONS
FINANCE & GROW

New card products launched for small business owners in 2002 included the Business Purchase Account (charge), the Business Management Account (credit), and the Platinum Delta SkyMiles Business Credit Card.

We also added several new merchants to the *Everyday Savings* program for small business cardmembers, including Cingular Wireless, Kinko's, Nextel and Staples.

New Proprietary Products in International Markets

Internationally, we introduced more than 100 new proprietary card products in 17 countries during 2002. These are cards that American Express issued, either on our own or co-branded with partnering institutions.

The wide array of innovative new products included Blue from American Express in Mexico, the American Express Tiger Woods Credit Card in Canada, and co-branded cards with such high-value partners as Costco in Puerto Rico, Alitalia in Italy, Shinsei Bank in Japan, and Société Générale in France. We also acquired a credit card portfolio from AMP Bank, one of Australia's leading financial services companies.

As in the United States, the *Membership Rewards* program is a powerful driver of cardmember loyalty in the international consumer business. We now offer *Membership Rewards* in 30 countries. In 2002, we enhanced our rewards programs in several markets, offering richer and more flexible choices that enable cardmembers to earn points more quickly.

Expanded GNS Partnerships in our International Markets

We also continued to expand our Global Network Services (GNS) business in our international markets. In this business, we partner with third-party financial institutions who issue American Express-branded charge or credit cards that are accepted on our merchant network. We signed eight new GNS partners in 2002, including Toyota Finance Corporation in Japan and Samsung Card Company, Ltd. in Korea.

Since 1996, American Express has been pursuing a strategy of opening its merchant network to third-party issuers around the world. Our GNS partnerships increase our market presence, drive more transaction

ONE ACCOUNT_ Launched in 2002, the American Express ONE Financial Account, which merges investments, banking, lending and other financial services offerings into a single account, proved to be a strong asset-gathering tool for American Express Financial Advisors (AEFA). Average assets for ONE clients were four times higher than for other AEFA clients.


ONE


ONE

volume onto our merchant network, and significantly increase the number of merchants accepting the American Express Card in selected markets. At the same time, our partners benefit from association with the American Express brand and access to our network services. We currently have network partnerships with 77 financial institutions in the same number of countries. Together, these GNS partners launched 40 new products during the past year.

We look forward to launching this business in the United States once the appeals of the Department of Justice lawsuit against Visa and MasterCard are completed.

New Products and Relationships in Global Corporate Services

American Express is also the leading provider of card, travel and purchasing management services to large and middle market companies around the world. In particular, the corporate middle market is a rapidly expanding segment that offers great opportunity for growth. In 2002, we invested heavily in the middle market, expanding marketing efforts and adding sales staff in 13 countries. We also launched the Savings at Work program, which provides U.S. mid-sized firms with significant discounts on everyday products and services such as office supplies and a range of business services, and we enhanced our product offerings to mid-sized firms in other parts of the world.

We continued to provide innovative online tools that enable both large and middle market clients to better plan and manage travel and T&E spending. New U.S. offerings in 2002 included additional applications in TravelBahn, our proprietary corporate travel infrastructure that streamlines the reservations process and provides access to webfares. In addition, we enhanced the American Express @ Work travel expense management system with two new tools — first, an application for filing expense reports and reconciling everyday purchases, and second, a searchable database that corporate travel managers can access to keep track of employees' travel reservations.

During the year, we added or expanded multiple Corporate Card and Corporate Purchasing Card relationships around the world including those with

Accenture, Halliburton, Hilton Hotels, PepsiCo, Procter & Gamble, Seagate Technology and Unisys Corporation. We also won the corporate travel business of companies including Monsanto Company; Nestle USA; Nokia, Inc.; Panasonic; and The Shell Company of Australia Limited.

In addition, since establishing the first corporate travel joint venture in the People's Republic of China just one year ago, we opened two new offices in China and began providing corporate travel services to more than 30 multinational and local corporations there.

New and Enhanced Prepaid Products

American Express also acted to expand our business in the growing market for prepaid payment products. Last year's launch of the American Express Gift Card was the latest major addition to the company's portfolio of prepaid services. The Gift Card can be used at all retailers in the United States that accept the American Express Card. We also improved one of our original prepaid products, the 111-year-old American Express Travelers Cheque. In 2002, we launched enhanced services for Travelers Cheque customers, including passport and credit replacement assistance.

Growing Retail Financial Services

American Express Financial Advisors is one of the premier financial planning companies in the United States, serving clients through a field force of more than 11,600 financial advisors. While 2002 was a tough year for AEFA in terms of financial results, we made progress in a number of important areas to strengthen our platform for moderate to long-term growth.

AEFA launched 34 new products across our asset management, insurance and annuity businesses — a major increase over prior years. For example, to broaden offerings in our mutual fund family, we launched 10 new sub-advised funds in the value, international and small cap categories, partnering with successful fund managers.

Among our efforts to attract more affluent clients and to capture more assets from our best existing clients, two notable developments were the launch of the American Express ONE Financial Account and the rollout of American Express Platinum Financial Services across the United States.

The American Express ONE Financial Account is an integrated financial management tool that combines our clients' investing, banking, lending and card relationships into a single account. Since its launch, we acquired $2.2 billion in new assets. Average assets for ONE clients are four times higher than for other AEFA clients.

Platinum Financial Services is a personalized, premium financial services program targeting customers with more than $500,000 in assets. Existing AEFA clients who enrolled in Platinum Financial Services invested significantly more of their assets with us, and Platinum portfolios for new clients averaged nearly $1 million.

Another priority at AEFA has been improving the performance of our proprietary mutual funds. We made major changes to the leadership of our investment group and strengthened talent across the board. Steps taken included the hiring of several strong portfolio managers and analysts; the restructuring of our U.S. equity investment operation by establishing satellite offices in New York, San Diego and Boston; the reor-

AND WE ARE STRONGER AS AN ORGANIZATION, AS WE WORKED TOWARD THE

ganization of our fixed income group in Minneapolis; and the acquisition of Dynamic Ideas, a respected quantitative analysis firm.

We are encouraged by the early progress that is being made in improving investment performance at AEFA. Many of our equity portfolios have seen significant performance improvement compared to their Lipper peer groups over the past year. Of course, investment track records are established over three to five years, not in a single year. However, the initial signs suggest we are on the right path to achieve consistent, superior investment results.

In international retail financial services, we increased our business volumes in Private Banking, and launched several investment and insurance products in key markets. For example, American Express Bank expanded its distribution partnerships with financial institutions to bring new investment products to clients. During 2002, AEB launched several mutual fund portfolios, including some sub-advised by AEFA. In insurance, we introduced a variety of new products including credit insurance in Mexico, hospital cash in Japan and Global Assist® Travel Medical Insurance in Canada. Additionally, to help better coordinate our efforts in marketing to and serving customers, we more closely integrated our non-card lending and deposit business with our card businesses.

Consistency in Uncertain Times

The business conditions that we – and virtually all companies – currently face are daunting. There is uncertainty about economic conditions and the equity markets; real and legitimate concern over national and world security; and an understandable reduction in the level of trust that the general public has in the business community. In times like these, it is important to have maximum flexibility to anticipate and react to challenges. At the same time, it is essential to have a clear sense of who you are and to adhere to your traditional values.

We know who we are. We continue to be guided by our corporate vision, which is to become the world's most respected service brand. The strategies we have in place to grow our core business in global payments

OF OUR COMPANY AND OUR COMMUNITY.

THE PEOPLE OF AMERICAN EXPRESS FACED OUR CHALLENGES

WITH GREAT FOCUS AND RESOLVE.

AS WE BEGAN 2002, OUR HEADQUARTERS STAFF WAS DISPERSED ACROSS THREE STATES, AND THE EMOTIONAL JOURNEY BACK TO OUR HEADQUARTERS BUILDING IN LOWER MANHATTAN WAS MONTHS AWAY. ▯ OUR FINANCIAL RESULTS IN 2001 HAD BEEN DISAPPOINTING, AND WE FACED A CHALLENGING ECONOMIC ENVIRONMENT IN THE YEAR AHEAD. RATHER THAN BECOME DISTRACTED BY THESE FACTORS, WE RECOGNIZED THE CHALLENGES BEFORE US AND FOCUSED ON THOSE THINGS WE COULD CONTROL, WORKING TOGETHER TO IMPLEMENT OUR STRATEGIES, SERVE OUR CUSTOMERS AND IMPROVE OUR BUSINESS MODELS. ▯ THE RENEWAL WITHIN OUR COMPANY AND COMMUNITY WAS SYMBOLIZED BY THE RETURN TO OUR HEADQUARTERS AT THE WORLD FINANCIAL CENTER THIS PAST SPRING, WHICH IN MANY RESPECTS WAS A FITTING METAPHOR FOR THE REVITALIZATION THAT TOOK PLACE ACROSS OUR BUSINESS IN 2002.

RETURN AND RENEWAL_ Eight months after the attacks of September 11, 2001, the company's return to its restored headquarters symbolized the company's commitment to help revitalize lower Manhattan. Continuing its longstanding tradition of good corporate citizenship, American Express sponsored a variety of events to bring people back downtown, including the first-ever Tribeca Film Festival and the Downtown NYC River to River Festival 2002.


AMERICAN EXPRESS TOWER

and retail financial services are sound. While we have made many changes to our business models over the past two years, they are grounded in consistent principles and do not represent changes to our identity.

A corporate identity is also about what you stand for as an organization. Given our long history, what we stand for at American Express is well established. We are a premium provider, committed to demonstrating the qualities inherent in our brand — trust, integrity, service and quality. We aim for any product or service we offer, and any management action we take, to support our brand and reflect these qualities.

Being a premium provider is at the heart of who we are in the marketplace. While American Express is a leader in serving the affluent and upscale market in most of our businesses, being a premium provider does not just mean serving elite customers. For us, it means providing products and services that offer premium value in every line of business and for every customer segment we choose to serve.

By providing premium value to our customers, we will earn their loyalty and have greater pricing flexibility in the marketplace. To ensure this takes place, we are increasing the rigor we bring to measuring what superior value means to our customers, developing the right products and services to meet those needs better than our competitors, and having the appropriate measures in place to reward performance against our customer goals.

Our commitment to customers is paralleled by our commitment to our employees. At American Express, we work hard to create an environment in which all of our people feel that they are valued and can thrive. Staying true to this commitment, particularly in tough times, is essential.

Some of the changes that we have made in the past two years in response to the harsh environment, such as our workforce reductions, have involved difficult choices. By the close of 2002, we had reduced our workforce by 13,400 positions, or 15 percent, from where we stood at the start of 2001. This change was painful for the organization but necessary to strengthen the company for the future. We made the tough calls that were required, but we did it in a thoughtful way that built upon and remained true to our traditional values as a company. As a result, rather than becoming demoralized or distracted, our employees remained motivated and focused — more resilient and confident in our ability to be successful.

Results from our annual employee satisfaction survey support this view. About 86 percent of employees worldwide participated in the 2002 survey. The results were strong, showing improvement for the company overall and within most major businesses and markets. Company-wide, there were gains in 11 of 12 categories measured in the survey. (One category remained unchanged.) The results also compared very favorably with external benchmarks.

Due to our focus on maintaining and improving the quality of our workplace, we are receiving increased external recognition as a top employer. During 2002, we appeared on a record 16 media lists, including **Working Mother's** *100 Best Companies for Working Mothers* (where we made the top 10 for the first time) and **Fortune's** *100 Best Companies to Work For in America* (on which we moved up significantly to 36 from 91). We were also cited on numerous occasions for the successful return to our headquarters and our commitment to rebuilding the lower Manhattan community.

Our return to our corporate headquarters building in lower Manhattan, which had been damaged in the attacks of September 11, 2001, was an important aspect of our company's renewal in 2002. In May, we celebrated our return to the American Express Tower. Our headquarters staff had been scattered across seven locations in New York, New Jersey and Connecticut while we waited for repairs to be completed and the World Financial Center area to be restored. During this time, our employees showed great resolve, refusing to become distracted when physical circumstances forced us to work apart from each other. Our actions in reaffirming our commitment to New York City and supporting the revitalization of lower Manhattan are a source of pride for our people worldwide.

I would like to once again thank all the employees of American Express for their dedication and incredible efforts over the past year. Through all the distractions and challenges we faced, they stayed focused on providing exceptional service to our customers and moving the business forward. The results that we achieved and the progress we made in 2002 are a testament to their character and talent. Our people are the source of our strength and success, and I am proud to work with them.

Board of Directors

The importance of strong, independent boards of directors was highlighted by the corporate scandals of 2002. American Express continued to benefit from the governance, counsel and guidance of our directors. On behalf of our employees and shareholders, I would like to thank the Board for the diligence and insight they bring to exercising their duty to the company. In the past year, we welcomed a new addition to our Board: Robert D. Walter, Chairman and Chief Executive Officer of Cardinal Health, Inc.

I also would like to express our gratitude to Beverly Sills Greenough, who retired from the Board in April, for the many contributions she made to our company during her 12 years of service.



Summary

In many ways, 2002 was a transformational year for American Express. We made fundamental changes to our business models, increased our financial strength, and enhanced our ability to generate growth over the moderate to long term.

Given the challenges we faced throughout 2001 and 2002, our organization has become stronger. Our sense of urgency has increased, but we have not lost sight of our fundamental character in the process.

We gained a great deal of momentum in 2002, both in terms of our financial performance, and in the actions we took in the marketplace to build competitive advantages, add and deepen customer relationships, broaden our array of products and services that offer superior value, and expand partnerships that benefit our customers. We are on the offense at a time when many of our competitors are distracted with the pressures of the difficult environment or are dealing with some fundamental questions about their business models or practices.

Overall, we adapted well to the challenging environment. Nevertheless, we started 2003 with the same cautious views that we held in 2002, and we expect continued uncertainty in the economy, consumer confidence and the financial markets. In addition, we face the prospect of war in Iraq and other geopolitical uncertainty, which could have a negative impact on the economy and our business.

While I am not optimistic about a recovery in the economy during 2003, I remain very optimistic about our future for a number of reasons, including: the strength and flexibility of our business models; the range of growth opportunities we have and the priority we have placed on pursuing them; and the talent and direction of our organization. I believe these elements will enable us to win in the marketplace and to deliver strong, long-term value to our shareholders.

Sincerely,

Kenneth I. Chenault

KENNETH I. CHENAULT
Chairman and Chief Executive Officer
FEBRUARY 24, 2003

AMERICAN EXPRESS 2002 FINANCIAL

Financial Review

INTRODUCTION

The financial section of the American Express Company's Annual Report consists of this Financial Review, the Consolidated Financial Statements that follow and the related notes. This introduction is designed to provide some perspective regarding the information contained in the financial section.

Business Operations

American Express Company (the company) is primarily engaged in the business of providing travel related services, financial advisory services and international banking services throughout the world. The company generates revenue from a variety of sources including global payments such as charge and credit cards; travel services including airline, hotel and rental car reservations; and a wide range of retail financial service products.

Financial Reporting

The company follows accounting principles generally accepted in the United States (GAAP). In addition to information provided on a GAAP basis, the company discloses certain data on a "managed basis." These data, which should be read only as a supplement to GAAP information, assume there have been no securitization transactions, i.e., as if all securitized cardmember loans and related income effects are reflected in the company's balance sheet and income statement. See Travel Related Services' and American Express Financial Advisors' Results of Operations sections for further discussion of and reasons for this approach.

Organization of Information

- This Financial Review section (pages 26 to 53) is designed to provide the reader of the financial statements with a narrative on the company's financial results. It discusses the results of operations and liquidity and capital resources on a consolidated basis and for each segment of the business.
- The Consolidated Financial Statements (pages 54 through 57) include the company's income and cash flow performance and its financial position.
- The Notes to the Consolidated Financial Statements (pages 58 to 84) contain the company's accounting policies (pages 58 through 63), detailed information on balances within the financial statements, certain contingencies and commitments (pages 72 and 73), and the results of each of the company's segments (page 81).
- The Report of Management (page 85) describes management's responsibilities regarding the company's financial statements.
- The Report of Independent Auditors (page 86) contains the opinion of Ernst & Young LLP regarding the company's financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

The company's 2002 financial results reflect solid growth in the company's card businesses, lower expenses due to the success of ongoing reengineering programs, strong credit quality and the benefits of lower funding costs.

The company reported 2002 net income and diluted earnings per share (EPS) of $2.67 billion and $2.01, respectively, up significantly from $1.31 billion and $0.98, respectively, in 2001, which were both 53 percent lower than 2000. The 2001 results included restructuring charges of $631 million ($411 million after-tax), $98 million ($65 million after-tax) of one-time costs and waived customer fees resulting from the September 11th terrorist attacks, and a charge of $1.01 billion ($669 million after-tax) reflecting losses in the high-yield portfolio at American Express Financial Advisors (AEFA).

On a trailing 12-month basis, return on average shareholders' equity was 20.6 percent.

The following discussion is presented on a basis consistent with GAAP unless otherwise noted.

Consolidated revenues were $23.8 billion, up 5 percent from $22.6 billion in 2001 reflecting 2 percent growth at Travel Related Services (TRS), 17 percent growth at AEFA and 15 percent growth at American Express Bank (AEB). 2001 revenues were 5 percent lower than 2000. As discussed in further detail below, the increase in 2002 was due primarily to higher discount and lending net finance charge revenue from greater spending and borrowing on American Express cards, higher interest and dividends primarily from the investment portfolio of AEFA, higher income from securitization activities at TRS, as well as higher card fee revenue. These increases were partially offset by lower management fees, weaker travel revenues and reduced other revenues. 2001 consolidated revenues declined due to lower interest and dividends on AEFA's investment portfolio, which reflect the investment losses mentioned earlier, weaker travel revenues and lower management and distribution fees.

Discount revenue rose 3 percent during 2002 as a result of a 4 percent increase in billed business partially offset by a lower discount rate. Discount revenue fell 1 percent in 2001 as a slight increase in billed business was more than offset by a lower discount rate.

Interest and dividends increased 40 percent over 2001, which was 35 percent lower than 2000. The increase in 2002 and the decrease in 2001 are both primarily due to AEFA's $1.01 billion of investment losses during 2001 mentioned previously.

Management and distribution fees declined 7 percent in 2002 due to lower average assets under management, partially offset by higher distribution fees. The distribution fee increase is the result of lower mutual fund sales being more than offset by other product related sales increases. In 2001, management and distribution fees declined 13 percent due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year.

Income from securitizations at TRS rose 35 percent in 2002 and 42 percent in 2001 primarily driven by a higher average balance of cardmember lending securitizations as well as higher portfolio yields.

Net card fees increased slightly in 2002 and 2001, reflecting the growth in cards-in-force in both years. The average fee per card remained at $34 in both 2002 and 2001, down from $36 in 2000, reflecting the mix shift toward lower and no fee products.

Cardmember lending net finance charge revenue at TRS grew 4 percent during 2002 primarily due to improved spreads reflecting the benefits of improved funding costs coupled with an overall decrease in the proportion of the portfolio on introductory rates. In 2001, cardmember lending net finance charge revenue at TRS rose 14 percent from higher worldwide lending balances and wider net interest margins.

Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weaker corporate travel environment throughout the year. Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment.

All other revenues decreased 4 percent in 2002, including a 10 percent decrease at TRS, versus a 4 percent increase in 2001, including a 1 percent decrease at TRS. The decrease in 2002 included significantly lower interest income on investments held within card funding vehicles partially offset by higher insurance related revenues. The 2001 increase was primarily driven by higher insurance related revenues.

Consolidated expenses decreased 4 percent in 2002 reflecting a 5 percent decrease at TRS, a 1 percent decrease at AEFA and a 6 percent decrease at AEB. These declines were due to lower funding costs, a decline in human resources expense, reduced provisions for losses and benefits and the benefits of reengineering activities and expense control initiatives. Consolidated expenses increased 6 percent in 2001 primarily due to larger provisions for losses and benefits and the impact of the restructuring charges and one-time costs and waived customer fees noted previously.

Human resources expense declined in both 2002 and 2001 primarily as a result of a 15 percent reduction in the number of employees since the beginning of 2001 and the benefit of reengineering activities over the past two years, including the impact of a technology outsourcing agreement which had the effect of moving certain technology related costs from human resources expense to professional services expense.

Total provisions for losses and benefits declined 3 percent in 2002, resulting from a 20 percent reduction in the charge card provision at TRS due to strong credit quality, reflected in an improved past due rate and net loss ratio, and an 8 percent reduction in provision for losses and benefits on annuities and investment certificates, primarily due to lower crediting rates on the investment certificate product. These decreases were partially offset by a 14 percent increase in life insurance, international banking and other provisions and a 4 percent increase in cardmember lending provisions at TRS. Total provisions for losses and benefits in 2001 increased 20 percent primarily due to a 48 percent increase in the cardmember lending provision at TRS, which was largely the result of portfolio growth and maturation; a 31 percent increase in life insurance, international banking and other provisions; and a 19 percent increase in charge card provisions at TRS, primarily due to higher volumes and generally weaker economic and business conditions.

Professional services expense rose 22 percent and 8 percent during 2002 and 2001, respectively. The increase in 2002 is primarily the result of the technology outsourcing agreement discussed earlier.

Marketing and promotion expense increased 19 percent in 2002 primarily due to an 18 percent increase at TRS relating to the launch of the new brand advertising campaign and the introduction of new card products. In 2001, marketing and promotion expense declined 14 percent, primarily due to a similar 14 percent decrease at TRS, as certain marketing efforts were rationalized in light of the weaker business environment.

Occupancy expense decreased 7 percent in 2002 primarily due to the benefits of reengineering activities. Occupancy expense increased slightly in 2001 versus 2000.

Interest expense declined 28 percent in 2002 including a 31 percent decrease in charge card interest expense at TRS primarily due to the benefit of a lower effective cost of funds. Interest expense increased 11 percent in 2001 including a 20 percent increase at TRS primarily as a result of higher borrowing rates.

Other expenses rose 16 percent in 2002 including a 20 percent increase at TRS, while 2001 expenses were relatively unchanged from 2000 levels. The increases in 2002 resulted primarily from higher expenses related to cardmember loyalty programs, losses on certain strategic investments versus gains in the prior year, and increases in deferred acquisition costs (DAC) related expenses, including a $44 million net increase in DAC expenses in the third quarter of 2002 as a result of a comprehensive review of the company's DAC related practices. See AEFA's Results of Operations for further discussion of DAC.

In the third and fourth quarters of 2001, the company recorded aggregate restructuring charges of $631 million ($411 million after-tax). The aggregate restructuring charges consisted of $369 million for severance related to the original plans to eliminate approximately 12,900 jobs and $262 million of exit costs primarily consisting of $138 million of charges related to consolidation of real estate facilities, $35 million of asset impairment charges, $26 million in loss provisions, $25 million in contract termination costs and $24 million of currency translation losses.

During 2002, the company adjusted the 2001 restructuring charges by taking back into income a net pretax amount of $31 million which is comprised of the reversal of severance and related benefits of $62 million partially offset by additional net exit costs related to various office facilities of $31 million. Additionally, during 2002, the company recorded restructuring charges of $24 million, of which $19 million was recorded at TRS and $5 million was recorded at AEB. These new charges primarily relate to certain international operations and consist of $17 million of severance and related benefits and $7 million of other exit costs. See Note 19 to the Consolidated Financial Statements for further information.

The estimated savings realized from restructuring initiatives during 2002 was approximately $0.6 billion. Further, the company expects the savings for 2003 to be approximately $0.7 billion, a portion of which will flow through to earnings in the form of improved operating expense margins. The rest is expected to be reinvested into business areas with high-growth potential.

In the third quarter of 2001, the company incurred $98 million ($65 million after-tax) of one-time costs and business interruption losses related to the September 11th terrorist attacks. These losses included provisions for credit exposures to travel industry service establishments and insurance claims, as well as approximately $8 million of waived finance charges and late fees. Further, during 2002, $7 million ($4 million after-tax) of this amount was reversed as a result of lower than anticipated insured loss claims. As of December 31, 2002, the company incurred total expenditures of approximately $198 million related to the terrorist attacks of September 11th, which are expected to be substantially covered by insurance and, consequently, did not impact results.

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management completed goodwill impairment tests as of the date of initial adoption and again during 2002. Such tests did not indicate impairment.

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31, 2001:

(Millions, except per share amounts)	Net Income	Basic EPS	Diluted EPS
Reported	$ 1,311	$ 0.99	$ 0.98
Add back: Goodwill amortization (after-tax)	$ 82	$ 0.06	$ 0.06
Adjusted	$ 1,393	$ 1.05	$ 1.04

Looking forward in 2003, the company expects continued uncertainty in the economy and financial markets. In addition, the prospect of war and other geopolitical uncertainty could have a negative impact on the economy, consumer confidence and the company's results.

Certain Critical Accounting Policies

The company's significant accounting policies are described in Note 1 to the Consolidated Financial Statements. The following provides information about certain critical accounting policies that are important to the Consolidated Financial Statements and that involve estimates requiring significant management assumptions and judgments about the effect of matters that are uncertain. These policies relate to reserves for cardmember credit losses, Membership Rewards costs, investment securities valuation and deferred acquisition costs.

Provisions for credit losses

Provisions for credit losses related to cardmember loans and receivables is one of the largest operating expenses of the company. The company's reserves for credit losses represent management's estimate of the amount necessary to absorb future credit losses inherent in the company's outstanding portfolio of loans and receivables. Management's evaluation process requires numerous estimates and judgments. Reserves for these credit losses are primarily based upon models which analyze portfolio statistics and management's judgment. The analytic models take into account numerous factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period, average bankruptcy rates and average recovery rates. In exercising its judgment in setting reserve levels, management considers levels derived from these models and external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days the amount is past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable.

Membership Rewards costs

The company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded which are ultimately expected to be redeemed by cardmembers and the current weighted average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemption rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience as well as current trends with respect to redemptions. To the extent that the estimates differ from actual experience, the company's future Membership Rewards program cost could be higher or lower, as applicable.

Investment securities valuation

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The company also considers the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including collateralized debt obligations (CDOs) and secured loan trusts (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and, as such, are subject to change. If actual future cash flows are less than projected, additional losses would be realized.

Deferred acquisition costs

AEFA's DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance and certain mutual fund products. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of the interest margins associated with the products. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value. The company's philosophy is to retain earnings sufficient to enable it to meet its growth objectives, and, to the extent capital exceeds investment opportunities, return excess capital to shareholders. The company has indicated that, assuming it achieves its financial objectives of 12-to-15% EPS growth, 18-to-20% return on equity growth and 8% revenue growth, on average and over time, it will seek to return an average of 65 percent of capital generated each year to shareholders.

Liquidity refers to the company's ability to meet its current and future cash needs primarily by issuing debt and securitizing receivables and, to a lesser extent, by selling investments. In addition, the company maintains committed back-up lines of credit. The company's liquidity is managed by its Treasury department. Additionally, the company's liquidity needs are reviewed on an ongoing basis including analyses of severe stress scenarios.

Share Repurchases

The company has in place a share repurchase program both to offset in whole or in part the issuance of new shares as part of employee compensation plans and to reduce shares outstanding. In June 2002, the company announced that it had resumed its share repurchase program after suspending it at the end of the second quarter of 2001 due to the negative effect on book equity of the 2001 high-yield portfolio losses at AEFA.

The company repurchases its common shares primarily by open market purchases using several brokers at competitive commission and fee rates. In addition, common shares may also be purchased from the company-sponsored Incentive Savings Program (ISP) to facilitate the ISP's required disposal of shares when employee-directed activity results in an excess common share position. Such purchases are made at market price without commissions or other fees. Repurchases may also be accomplished by prepayments for cash under the company's agreements with third parties, which are described below. During 2002, the company repurchased 33 million common shares at an average price of $35. Since the inception of the share repurchase program in September 1994, 390 million shares have been acquired under authorizations to repurchase up to 570 million shares, including purchases made under the agreements with third parties. Included in the 2002 repurchase amount are 17 million shares delivered to the company as part of the prepayments discussed below.

In August 1999 and March 2000, the company entered into agreements under which a financial institution purchased an aggregate 29.5 million of the company's common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the company's stock option program. Each of the agreements terminates after five years, at which time the company is required to deliver an amount equal to the original purchase price for the shares. The company may elect to settle this amount at any time (i) physically, by paying cash against delivery of the shares held by the financial institution or (ii) on a net cash or net share basis. During the term of these agreements, the company, on a monthly basis, will either receive from or issue to the financial institution a quantity of shares so that the value of the remaining shares held by the financial institution is equal to the original aggregate purchase price.

The contracts were initially recorded at their fair value within equity on the company's balance sheet in accordance with Emerging Issues Task Force (EITF) Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Subsequent activity is recorded in equity as long as the contracts continue to meet the requirements of EITF Issue 00-19. Net settlements under the agreements resulted in the company issuing 0.4 million shares and 12.3 million shares in 2002 and 2001, respectively. The company has the right to terminate these agreements at any time upon full settlement. The company may prepay outstanding amounts at any time prior to the end of the five-year term, and from time to time, may make such prepayments in lieu of, or in addition to, its share repurchase program, which either separately or together would be expected to have the same effect on outstanding shares as a purchase under the share repurchase program. In 2002 and 2001, the company elected to prepay $600 million and $350 million, respectively, of the aggregate outstanding amount. At December 31, 2002, 15.3 million shares of the company's common stock continued to be held by the financial institution in support of the remaining balance of approximately $535 million.

To the extent that the price of the company's common stock declines to levels substantially lower than current levels for a sustained period of time, there could be an adverse impact on basic and diluted earnings per share. The maximum number of company common shares that could potentially be distributed pursuant to these agreements would not exceed 62 million shares as adjusted for shares delivered by the company and shares delivered to the company.

Off-Balance Sheet Arrangements and Certain Contractual Obligations

The company's off-balance sheet arrangements and contractual obligations include:

Related to Structured Investments

- $17.1 billion of securitized U.S. cardmember and equipment lease receivables described further in Note 4 of the Consolidated Financial Statements.
- $1.5 billion of book value relating to certain structured investments, including collateralized debt obligations and secured loan trusts, which are both managed and partially owned by the company, described further in Note 2 to the Consolidated Financial Statements. These structured investments may be considered variable interest entities under Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), as discussed in Note 1 of the Consolidated Financial Statements. See also AEFA Results of Operations section.

Other Off-Balance Sheet Items and Guarantees

- $126 billion of unused credit available to cardmembers, as part of established lending product agreements. Total unused credit available to cardmembers does not represent potential future cash requirements as a significant portion of this unused credit may not be drawn. The company's charge card products have no pre-set spending limit and, therefore, are not reflected herein.
- $3.8 billion of committed payments for worldwide business arrangements, principally related to TRS.
- $2.4 billion of minimum aggregate rental commitments under all noncancellable operating leases (net of subleases); $0.3 billion in less than one year, $0.6 billion in one through three years, and the remainder thereafter.
- $1.0 billion of loan commitments and other lines of credit, nearly all of which matures in less than one year.
- $1.4 billion of bank standby letters of credit and bank guarantees and commercial and other letters of credit, $1.2 billion maturing in less than one year, the remainder maturing in one to three years. $0.9 billion is within the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), and therefore is included in Note 11 to the Consolidated Financial Statements. At December 31, 2002, the company held $684 million and $148 million of collateral supporting standby letters of credit and guarantees, and commercial and other letters of credit, respectively.
- $86 billion related to TRS cardmember protection plans, as well as other guarantees in the ordinary course of business that are within the scope of FIN 45, and therefore included in Note 11 to the Consolidated Financial Statements. Expenses relating to claims under these guarantees did not exceed $60 million in 2002.

Long-term Debt

- $16.3 billion of long-term debt, $8.4 billion maturing in less than one year, $7.1 billion maturing in one through three years, and the remainder maturing thereafter.

In addition to the items that are listed above, the company has entered into other contracts in the normal course of business that involve potential future cash payments, which are either required or contingent upon the occurrence of certain events. Management believes payments under these contracts will not have a material adverse impact on liquidity.

Financing Activities

The company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for card transactions and bills cardmembers accordingly. TRS funds merchant payments during the period cardmember loans and receivables are outstanding. See TRS' Liquidity and Capital Resources section for further discussion regarding TRS' specific financing activities, including the owned receivable portfolio. AEFA's borrowing needs are less significant as its funds are generated through operations, primarily by the sale of insurance, annuity, or certificate products. AEB's principal funding source is customer deposits. It could experience a tightening of liquidity if customer deposits were withdrawn to the extent that loans, which are generally not readily marketable, would have to be liquidated. Such a tightening, which is not expected to occur, could be funded, among other means, by the sale of investment securities.

The company's credit ratings are critical to maintaining short-term funding sources and determining related interest costs. Rating agencies review factors such as capital adequacy, liquidity, business volumes, asset quality and economic market trends, among others, in assessing the company's appropriate ratings. See Risk Management section below for a discussion of the potential effects of a rating downgrade.

The company maintains sufficient equity capital to support its businesses. Discretion is maintained to shift capital among business units as appropriate. For example, the company may infuse additional capital into subsidiaries to maintain capital at targeted levels, which include consideration of debt ratings and regulatory requirements. These infused amounts can affect both Parent Company capital and liquidity levels. The company maintains flexibility to manage these effects, including the issuance of public debt or the reduction of projected common share buybacks. Additionally, the company may transfer short-term funds within the company to meet liquidity needs, subject to and in compliance with various contractual and regulatory constraints.

The Parent Company generally funds shareholder dividends and other general corporate financing needs through an intercompany dividend policy. The Board of Directors has authorized a Parent Company commercial paper program supported by a $1 billion multi-purpose credit facility that expires in increments through 2007. There was no Parent Company commercial paper outstanding during 2002 or 2001, and no borrowings have been made under this credit facility.

Total Parent Company long-term debt outstanding was $2.7 billion and $2.1 billion at December 31, 2002 and 2001, respectively. During 2002, the Parent Company issued $750 million of 3.75% notes due 2007, using the proceeds for general corporate purposes. At December 31, 2002 and 2001, the Parent Company had $2.8 billion and $3.6 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the Securities and Exchange Commission (SEC).

The company maintained committed back-up lines of credit totaling $11.5 billion (including the $1.0 billion at the Parent Company mentioned earlier) at December 31, 2002. The availability of the credit lines is subject to the company's compliance with certain financial covenants, including the maintenance by the company of consolidated tangible net worth of at least $7.75 billion, the maintenance by American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS, of a 1.25 ratio of combined earnings and fixed charges to fixed charges, and the compliance by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS, with applicable regulatory capital adequacy guidelines. At December 31, 2002, the company's consolidated tangible net worth was approximately $12 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.38 and Centurion Bank exceeded the Federal Deposit Insurance Corporation's "well capitalized" regulatory capital adequacy guidelines.

In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At December 31, 2002 and 2001, $0.5 billion and $1.3 billion of debt, respectively, was outstanding under this program.

Risk Management

The company's risk management objective is to monitor and control risk exposures to earn returns commensurate with the appropriate level of risk assumed. Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and the use of derivative financial instruments. The company's Treasury department, along with various asset and liability committees in its business segments, is responsible for managing financial market risk exposures within the context of Board-approved policies. See Note 9 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

The Corporate Risk Management Committee (CRMC) supplements the risk management capabilities resident within the business segments by routinely reviewing key financial market, credit, operational and other risk concentrations across the company and recommending action where appropriate. The CRMC promotes a rigorous understanding of risks across the company and supports senior management in making risk-return decisions.

Hedging strategies for financial market risk exposures are established, maintained and monitored by the company's Treasury department. A variety of strategies and instruments are employed to manage interest rate, foreign currency and equity market exposures. The extent of the company's unhedged exposures varies over time based on current foreign exchange and interest rates, equity market levels, the macro-economic environment and the hedging impact on particular business objectives.

Management considers the risk of liquidity and cost of funds from the company's financing activities. Management believes a decline in the company's long-term credit rating by two levels could result in the company having to significantly reduce its commercial paper and other short-term borrowings and replace them, in part, by drawing on existing credit lines. Remaining borrowing requirements would be addressed through other means such as additional securitizations, increased deposit taking and the sale of investment securities. This would result in higher interest expense on the company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The company believes a two level downgrade is unlikely due to its capital position and growth prospects.

The company's foreign exchange exposures arise primarily from cross-currency charges made by cardmembers, as well as from cash flow and balance sheet exposures denominated in foreign currencies. The company primarily uses spot and forward foreign exchange contracts to manage the cross border transaction exposures resulting from cardmember cross border spending in which the merchant transaction currency differs from the billing currency.

In addition, the company funds a portion of its local currency operations by raising U.S. dollar funding and converting U.S. dollars to local currency through foreign exchange derivative contracts. These foreign exchange instruments are sometimes combined with interest rate swaps to achieve the desired level of local market interest rate risk. Finally, the U.S. dollar value of anticipated future earnings in foreign currencies is economically managed from time to time using foreign exchange forward contracts.

The company also uses master netting agreements which allow the company to settle multiple contracts with a single counterparty in one net receipt or payment in the event of counterparty default.

The risk management sections for each segment include sensitivity analyses of different types of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates, a 10 percent strengthening of the U.S. dollar versus all other currencies, and a 10 percent decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur. As a result, actual earnings consequences will differ from those quantified.

SUPPLEMENTAL INFORMATION — MANAGED NET REVENUES

The following supplemental information is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with GAAP. First, revenues are presented as if there had been no asset securitizations at TRS. This format is generally termed on a managed basis, as further discussed in the TRS section of the Financial Review. Second, revenues are considered net of AEFA's provisions for losses and benefits for annuities, insurance and investment certificate products, which are essentially spread businesses, as further discussed in the AEFA section of the Financial Review. A reconciliation of consolidated revenues from a GAAP to a net managed basis is as follows:

Years Ended December 31, (Millions)	2002	2001	2000
GAAP revenues	$ 23,807	$ 22,582	$ 23,675
Effect of TRS securitizations	948	743	321
Effect of AEFA provisions for losses and benefits	(1,954)	(1,966)	(1,911)
Managed net revenues	**$ 22,801**	$ 21,359	$ 22,085

Managed net revenues increased 7 percent in 2002 to $22.8 billion, compared with $21.4 billion in 2001 which was 3 percent lower than 2000. Managed net revenues rose in 2002 due to greater discount revenues, higher lending spreads and loan balances, and higher revenues related to AEFA's investment portfolio. These items were partially offset by lower management fees and weaker travel revenues. 2001 net revenues declined due to lower spreads on AEFA's investment portfolio, weaker travel revenues as well as lower management and distribution fees. These items were partially offset by an increase in cards-in-force, larger loan balances and greater insurance revenues.

See TRS and AEFA segments for a discussion of why a managed basis presentation at TRS and net revenues at AEFA is used by management and is important to investors.

TRAVEL RELATED SERVICES

Results of Operations

STATEMENTS OF INCOME

Years Ended December 31, (Millions)	2002	2001	2000
Net revenues:			
Discount revenue	$ 7,931	$ 7,714	$ 7,779
Net card fees	1,726	1,675	1,651
Lending:			
Finance charge revenue	1,995	2,363	2,280
Interest expense	510	939	1,025
Net finance charge revenue	1,485	1,424	1,255
Travel commissions and fees	1,408	1,537	1,821
Travelers Cheque investment income	375	394	387
Securitization income	1,941	1,432	1,012
Other revenues	2,855	3,183	3,215
Total net revenues	**17,721**	**17,359**	**17,120**
Expenses:			
Marketing and promotion	1,456	1,237	1,434
Provision for losses and claims:			
Charge card	960	1,195	1,006
Lending	1,369	1,318	891
Other	149	164	105
Total	2,478	2,677	2,002
Charge card interest expense	1,001	1,443	1,202
Net discount expense	—	96	489
Human resources	3,503	3,992	4,126
Other operating expenses	6,207	5,442	5,154
Restructuring charges	(4)	414	—
Disaster recovery charge	—	79	—
Total expenses	**14,641**	**15,380**	**14,407**
Pretax income	3,080	1,979	2,713
Income tax provision	945	520	784
Net income	**$ 2,135**	**$ 1,459**	**$ 1,929**

Travel Related Services reported net income of $2.1 billion in 2002, a 46 percent increase from $1.5 billion in 2001, which was down 24 percent from 2000. 2001 results included restructuring charges of $414 million ($267 million after-tax) and one-time costs and waived customer fees directly related to the September 11th terrorist attacks of $87 million ($57 million after-tax).

The following management discussion includes information on both a GAAP basis and managed basis. The managed basis presentation assumes there have been no securitization transactions, i.e., all securitized cardmember loans and related income effects are reflected in the company's balance sheet and income statement, respectively. The company presents TRS information on a managed basis because that is the way the company's management views and manages the business. Management believes that a full picture of trends in the company's cardmember lending business can only be derived by evaluating the performance of both securitized and non-securitized cardmember loans. Asset securitization is just one of several ways for the company to fund cardmember loans. Use of a managed basis presentation, including non-securitized and securitized cardmember loans, presents a more accurate picture of the key dynamics of the cardmember lending business, avoiding distortions due to the mix of funding sources at any particular point in time. For example, irrespective of the mix, it is important for management and investors to see metrics, such as changes in delinquencies and write-off rates, for the entire cardmember lending portfolio because it is more representative of the economics of the aggregate cardmember relationships and ongoing business performance and trends over time. It is also important for investors to see the overall growth of cardmember loans and related revenue and changes in market share, which are significant metrics in evaluating the company's performance and which can only be properly assessed when all non-securitized and securitized cardmember loans are viewed together on a managed basis.

On a GAAP basis, results reflect only net finance charge revenue on the owned portfolio, comprised of unsecuritized cardmember and other loans. Revenues relating to the company's retained interest in securitized loan receivables are shown in securitization income, which includes gains on securitizations (as discussed below), net finance charge revenue on retained interests in securitized loans and servicing income. Securitization income increased 35 percent in 2002 and 42 percent in 2001 as a result of a higher average balance of cardmember lending securitizations and improved spreads. Other revenue decreased 10 percent in 2002 as a result of lower interest income on investment and liquidity pools held within card funding vehicles. In 2001, other revenue was flat. See Selected Statistical Information below for data relating to TRS' owned portfolio.

TRS' results for the years ended December 31, 2002, 2001 and 2000 included net cardmember lending securitization gains of $136 million ($88 million after-tax), $155 million ($101 million after-tax) and $142 million ($92 million after-tax), respectively. Management views the gains from securitizations as discretionary benefits to be used for card acquisition expenses, which are reflected in both marketing and promotion and other operating expenses. Consequently, the managed basis presentation for the years ended December 31, 2002, 2001 and 2000 assumes that lending securitization gains were offset by higher marketing and promotion expense of $81 million, $92 million and $86 million, respectively, and other operating expense of $55 million, $63 million and $56 million, respectively. Accordingly, the incremental expenses, as well as the gains, have been eliminated. The following table reconciles the GAAP basis for certain TRS income statement line items to the managed basis information, where different.

GAAP Basis to Managed Basis Reconciliation — Effect of Securitizations

Years Ended December 31, (Millions)

	GAAP Basis			Effect of Securitizations: Securitization Effect			Effect of Securitizations: Managed Basis		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Net revenues:									
Discount revenue	$ 7,931	$ 7,714	$ 7,779						
Net card fees	1,726	1,675	1,651	$ —	$ 16	$ 2	$ 1,726	$ 1,691	$ 1,653
Lending:									
Finance charge revenue	1,995	2,363	2,280	2,509	2,259	1,697	4,504	4,622	3,977
Interest expense	510	939	1,025	340	545	569	850	1,484	1,594
Net finance charge revenue	1,485	1,424	1,255	2,169	1,714	1,128	3,654	3,138	2,383
Travel commissions and fees	1,408	1,537	1,821						
Travelers Cheque investment income	375	394	387						
Securitization income	1,941	1,432	1,012	(1,941)	(1,432)	(1,012)	—	—	—
Other revenues	2,855	3,183	3,215	720	445	203	3,575	3,628	3,418
Total net revenues	**17,721**	**17,359**	**17,120**	**948**	**743**	**321**	**18,669**	**18,102**	**17,441**
Expenses:									
Marketing and promotion	1,456	1,237	1,434	(81)	(92)	(86)	1,375	1,145	1,348
Provision for losses and claims:									
Charge card	960	1,195	1,006	—	36	151	960	1,231	1,157
Lending	1,369	1,318	891	1,098	925	595	2,467	2,243	1,486
Other	149	164	105						
Total	**2,478**	**2,677**	**2,002**	**1,098**	**961**	**746**	**3,576**	**3,638**	**2,748**
Charge card interest expense	1,001	1,443	1,202	(14)	33	206	987	1,476	1,408
Net discount expense	—	96	489	—	(96)	(489)	—	—	—
Human resources	3,503	3,992	4,126						
Other operating expenses	6,207	5,442	5,154	(55)	(63)	(56)	6,152	5,379	5,098
Restructuring charges	(4)	414	—						
Disaster recovery charge	—	79	—						
Total expenses	**14,641**	**15,380**	**14,407**	**$ 948**	**$ 743**	**$ 321**	**$ 15,589**	**$ 16,123**	**$ 14,728**
Pretax income	3,080	1,979	2,713						
Income tax provision	945	520	784						
Net income	**$ 2,135**	**$ 1,459**	**$ 1,929**						

The following discussion of TRS' results is presented on a managed basis.

In 2002, TRS' net revenues rose 3 percent as a result of greater net finance charge revenue, higher cardmember spending and increased cards-in-force, partially offset by lower travel commissions and fees, Travelers Cheque investment income and other revenues. These increases reflect the benefits of higher net finance charge revenue from the cardmember lending portfolio due to higher loan balances and improved spreads and growth in worldwide billed business. 2001 net revenues were 4 percent higher than 2000 as increased cards-in-force, growth in cardmember loans outstanding and higher fee revenue were partially offset by relatively flat worldwide billed business and lower travel commissions and fees. The 2001 performance reflected overall weakness in the economy, especially within the travel and entertainment sectors.

Discount revenue rose 3 percent during 2002 as a result of a 4 percent increase in billed business partially offset by a lower discount rate. Discount revenue fell 1 percent in 2001 as billed business growth was more than offset by a lower discount rate. The 4 percent increase in billed business in 2002 primarily resulted from a 4 percent growth in cards-in-force and higher spending per basic cardmember worldwide. U.S. cards-in-force rose 2 percent and 4 percent in 2002 and 2001, respectively, reflecting the impact of more selective consumer card and small business acquisition activities during the past year in light of weak economic conditions. International cards-in-force increased 8 percent and 12 percent in 2002 and 2001, respectively, due to growth in proprietary card products, as well as network card growth. Proprietary card growth was slower during 2002, reflecting attrition due to adverse business conditions in Argentina, Brazil and Hong Kong. Cards-in-force growth accelerated worldwide in the second half of 2002, including the addition of over 900,000 cards in the fourth quarter.

U.S. billed business rose 4 percent reflecting 8 percent growth within the consumer card business (on 10 percent higher transaction volume), 4 percent growth in small business services volume and a 3 percent decline within Corporate Services. U.S. non-T&E related volume categories (which represented approximately 63 percent of U.S. billed business during 2002) grew 9 percent versus last year while U.S. T&E volumes declined 2 percent. Worldwide airline related volume declined 6 percent on a single-digit decline in the average airline charge and flat transaction volumes. The decline in the discount rate in 2001 reflects the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (i.e., supermarkets, discounters, etc.).

Net card fees increased slightly in 2002 and 2001, reflecting the growth in cards-in-force in both years. The average fee per card remained at $34 in both 2002 and 2001, down from $36 in 2000, reflecting the mix shift toward lower and no fee products.

Lending net finance charge revenue rose 16 percent and 32 percent in 2002 and 2001, respectively. During 2002, average worldwide lending balances increased 7 percent. The net interest yield on the U.S. portfolio rose, as a decrease in the proportion of the portfolio on introductory rates and the benefit of declining funding costs throughout both years were partially offset by the evolving mix of products toward more lower-rate offerings.

Travel commissions and fees declined 8 percent in 2002 as a result of a 10 percent contraction in travel sales reflecting the weaker corporate travel environment throughout the year. Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment. Other revenues decreased 2 percent in 2002 due to significantly lower interest income on investment and liquidity pools held within card funding vehicles, which partially offset higher insurance related revenues. The increases in other revenues in 2001 include the effect of higher card related fee income and larger insurance premiums.

Marketing and promotion expense increased 20 percent in 2002 from the launch of the new brand advertising campaign, the introduction of the new charge cards with Membership Rewards built-in and the Cash Rebate card, more loyalty marketing, and an increase in selected card acquisition activities. Marketing and promotion expense declined 15 percent in 2001 as certain marketing efforts were rationalized in light of the weaker business environment.

The charge card provision on card products decreased 22 percent in 2002 on strong credit quality reflected in an improved past due rate and loss ratio. The net loss ratio decreased to 0.38% in 2002 from 0.42% in 2001. Charge card provision increased in 2001 due to higher volumes and generally weaker economic and business conditions. The worldwide lending provision rose in both 2002 and 2001, reflecting portfolio growth and, in 2002, increased reserve coverage levels. In 2001, the increase was also due to generally weaker economic and business conditions, as unemployment and bankruptcies increased. The net write-off rate was 6.0% in 2002 versus 5.6% in 2001.

Charge card interest expense declined 33 percent in 2002 due to a lower effective cost of funds and a lower average receivable balance. Charge card interest expense rose in 2001 as a result of higher borrowing rates which were partly offset by lower billed business volumes.

In 2002 and 2001, human resources expense decreased 12 percent and 3 percent, respectively, as a result of a lower average number of employees, reflecting ongoing reengineering efforts throughout both years, and, in 2002, the impact of a technology outsourcing agreement. Other operating expenses increased 14 percent in 2002 due to higher costs related to cardmember loyalty programs, losses primarily from strategic investments versus gains in the prior year, as well as the impact of the technology outsourcing agreement, which transferred costs from human resources expense, although at a lower level. These increases were partially offset by reengineering initiatives and other cost containment efforts. Similarly, in 2001, other operating expenses rose due to cardmember loyalty programs, business growth and lower gains than the prior year, partially offset by reengineering activities and other cost containment efforts.

SELECTED STATISTICAL INFORMATION

(Billions, except percentages and where indicated) Years Ended December 31,	2002	2001	2000
Total cards-in-force (millions):			
United States	35.1	34.6	33.3
Outside the United States*	22.2	20.6	18.4
Total	**57.3**	55.2	51.7
Basic cards-in-force (millions):			
United States	26.9	26.8	26.3
Outside the United States*	18.3	15.6	13.9
Total	**45.2**	42.4	40.2
Card billed business:			
United States	$ 234.1	$ 224.5	$ 221.7
Outside the United States	77.3	73.5	75.0
Total	**$ 311.4**	$ 298.0	$ 296.7
Average discount rate*	2.64%	2.67%	2.70%
Average basic cardmember spending (dollars)*	$ 7,645	$ 7,666	$ 8,229
Average fee per card — managed (dollars)*	$ 34	$ 34	$ 36
*Non-Amex brand:***			
Cards-in-force (millions)	0.7	0.7	0.6
Billed business	$ 3.7	$ 3.4	$ 3.2
Travel sales	$ 15.5	$ 17.2	$ 22.6
Travel commissions and fees/sales	9.1%	8.9%	8.1%
Travelers Cheque:			
Sales	$ 22.1	$ 23.5	$ 24.6
Average outstandings	$ 6.5	$ 6.4	$ 6.4
Average investments	$ 6.9	$ 6.6	$ 6.2
Tax equivalent yield	8.7%	9.0%	8.9%

** Cards-in-force include proprietary cards and cards issued under network partnership agreements outside the U.S. Average Discount Rate, Average Basic Cardmember Spending and Average Fee per Card are computed from proprietary card activities only. At September 30, 2002, 1.5 million of Canadian lending cards were transferred to basic (though these types of cards were available under a supplemental card program) as the specific cards were issued under a stand-alone offer. The impact of this transfer on the year ended December 31, 2001 would have been to increase Basic Cards-in-Force Outside the U.S. to 16.8 million and decrease Average Basic Cardmember Spending to $7,447.*

*** These data relate to Visa and Eurocards issued in connection with joint venture activities.*

SELECTED STATISTICAL INFORMATION (continued)

(Billions, except percentages and where indicated) Years Ended December 31,	2002	2001	2000
Charge card receivables:			
Total receivables	$ 26.3	$ 26.2	$ 29.0
90 days past due as a % of total	2.2%	2.9%	2.3%
Loss reserves (millions)	$ 930	$ 1,032	$ 964
% of receivables	3.5%	3.9%	3.3%
% of 90 days past due	162%	136%	142%
Net loss ratio	0.38%	0.42%	0.36%
U.S. Lending — Owned Basis:			
Total loans	$ 17.1	$ 16.9	$ 17.4
Past due loans as a % of total:			
30 – 89 days	2.0%	2.0%	1.7%
90+ days	1.3%	1.3%	0.8%
Loss reserves (millions):			
Beginning balance	$ 668	$ 553	$ 505
Provision	954	998	663
Net charge-offs/other	(824)	(883)	(615)
Ending balance	**$ 798**	$ 668	$ 553
% of loans	4.7%	3.9%	3.2%
% of past due	143%	120%	124%
Average loans	$ 15.3	$ 16.9	$ 14.9
Net write-off rate	5.9%	5.5%	4.4%
U.S. Lending — Managed Basis:			
Total loans	$ 34.3	$ 32.0	$ 28.7
Past due loans as a % of total:			
30 – 89 days	1.9%	2.1%	1.9%
90+ days	1.2%	1.2%	0.9%
Loss reserves (millions):			
Beginning balance	$ 1,077	$ 820	$ 672
Provision	2,053	1,933	1,258
Net charge-offs/other	(1,833)	(1,676)	(1,110)
Ending balance	**$ 1,297**	$ 1,077	$ 820
% of loans	3.8%	3.4%	2.9%
% of past due	120%	101%	104%
Average loans	$ 32.0	$ 30.7	$ 25.8
Net write-off rate	6.0%	5.6%	4.4%
Net interest yield	9.8%	8.8%	7.6%

TRS' owned portfolio is primarily comprised of cardmember receivables generated by the company's charge card products, unsecuritized U.S. cardmember loans, international cardmember loans and unsecuritized equipment leasing receivables.

As discussed more fully in Financing Activities, the company securitizes U.S. cardmember loans as part of its financing strategy; consequently, the level of unsecuritized U.S. cardmember loans is primarily a function of the company's financing requirements. As a portfolio, unsecuritized U.S. cardmember loans tend to be less seasoned than securitized loans, primarily because of the lead time required to designate and securitize each loan. The company does not securitize international loans. Delinquency, reserve coverage and net write-off rates have historically been generally comparable between the company's owned and managed portfolios.

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION (GAAP BASIS)

December 31, (Billions, except percentages)	2002	2001
Accounts receivable, net	$ 28.1	$ 28.5
Travelers Cheque investments	$ 7.4	$ 6.8
U.S. cardmember loans	$ 17.1	$ 16.9
Total assets	$ 72.2	$ 69.4
Travelers Cheques outstanding	$ 6.6	$ 6.2
Short-term debt	$ 21.7	$ 31.8
Long-term debt	$ 14.8	$ 6.0
Total liabilities	$ 64.9	$ 62.7
Total shareholder's equity	$ 7.3	$ 6.7
Return on average equity*	29.9%	21.9%
Return on average assets**	3.2%	2.1%

** Computed on a trailing 12-month basis excluding the effect on Shareholder's Equity of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133.*

*** Computed on a trailing 12-month basis excluding the effect on total assets of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133 to the extent that they directly affect Shareholder's Equity.*

Financing Activities

TRS funds its charge card receivables and cardmember loans using various funding sources, such as long- and short-term debt, medium-term notes, commercial paper and asset securitizations. In 2002, the company shifted its funding strategy to reduce its reliance on short-term debt; at December 31, 2002, short-term debt was 56% of total debt versus 80% a year ago. Charge card receivables are predominantly funded by Credco and its subsidiaries while funding for cardmember loans is primarily through Centurion Bank.

Securitizations

The American Express Credit Account Master Trust (the Trust) securitized $4.6 billion and $4.3 billion of loans in 2002 and 2001, respectively, through the public issuance of investor certificates. During 2002 and 2001, $2 billion and $1 billion, respectively, of investor certificates that were previously issued by the Trust matured. The securitized assets consist of loans arising in a portfolio of designated consumer American Express Credit Card, Optima Line of Credit and Sign & Travel/Extended Payment Option revolving credit accounts or features owned by Centurion Bank, a wholly-owned subsidiary of TRS, and, in the future, may include other charge or credit accounts, features or products. At December 31, 2002 and 2001, TRS had a total of $16.9 billion and $14.3 billion, respectively, of Trust-related securitized loans which are not on the Consolidated Balance Sheets. In early 2003, the company securitized an additional $920 million of loans.

Under the terms of the Trust pooling and servicing agreement, the occurrence of certain events could result in the Trust being required to pay down the investor certificates before their expected payment dates over an early amortization period. Examples of these events include: the failure or the decline of the securitized assets to generate specified yields over a defined period of time, and the decline of the total of the securitized assets' principal balances below a specified percentage of total investor certificates outstanding after the failure to add additional securitized assets as required by the agreement. The company does not expect an early amortization event to occur. In the event of a pay down, $15.4 billion of assets would revert to the balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total pay down hypothetically occurred at a single point in time at December 31, 2002, the one-time negative effect on results of operations would have been approximately $693 million pretax, to re-establish reserves and accelerate amortization of the interest-only strip related to the $16.9 billion of cardmember loans that would revert to the balance sheet.

The American Express Master Trust (the Master Trust) securitizes charge card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In 2002 and 2001, the Master Trust securitized $1.8 billion and $750 million, respectively, which remain on the Consolidated Balance Sheets. In 2001, $600 million of accounts receivable trust certificates that were previously issued by the Master Trust matured from the charge card securitization portfolio. The Master Trust specifies events, the occurrence of which would result in a pay down. The company does not expect a pay down to occur. While virtually no financial statement impact would result from a pay down, an alternate source of funding for $4.8 billion of receivables would have to be obtained.

With respect to both the Trust and the Master Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies so as to allow TRS to continue to transfer collections on a monthly basis. Such alternative arrangements include obtaining appropriate guarantees for the performance of the payment and deposit obligations of TRS, as servicer.

TRS also securitizes equipment lease receivables. At December 31, 2002 and 2001, the amount sold and outstanding to third party investors was $254 million and $675 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

Other Financing Activities

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $11.2 billion at an average interest rate of 1.3% and approximately $18.0 billion at an average interest rate of 1.9% at December 31, 2002 and 2001, respectively. Additionally, during 2002, Credco issued an aggregate of $6.8 billion of medium-term notes at fixed and floating rates with maturities of one to three years. This reflects a shift in the funding strategy as the company is placing less reliance on short-term debt. In early 2003, Credco issued an additional $2 billion of floating rate medium-term notes, with maturities of one year that can be extended by the holders to up to five years.

Bank notes issued and Fed Funds purchased by Centurion Bank totaled approximately $8 billion during 2002. Borrowings under bank lines of credit totaled $1.2 billion and $1.3 billion at December 31, 2002 and 2001, respectively.

As of December 31, 2002, Credco had the ability to issue approximately $3.2 billion of debt securities under a shelf registration statement filed with the SEC, which amount was increased to approximately $18.2 billion in early 2003. In addition, approximately $10 billion of the company's unused lines of credit supporting TRS' commercial paper borrowings were allocated to Credco at December 31, 2002. These lines expire in increments from 2003 through 2007. Also, TRS had $2.6 billion in committed back-up lines of credit available at December 31, 2002 for other corporate purposes.

Risk Management

For TRS' charge card and fixed rate lending products, interest rate exposure is managed through a combination of shifting the mix of funding toward fixed rate debt and through the use of derivative instruments, with an emphasis on interest rate swaps, that effectively fix TRS' interest expense for the length of the swap. The company endeavors to lengthen the maturity of interest rate hedges in periods of falling interest rates and to shorten their maturity in periods of rising interest rates. For the majority of its cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding. TRS regularly reviews its strategy and may modify it. Nontrading interest rate products, primarily interest rate swaps, with notional amounts of approximately $44 billion (a portion of which extends to 2005) were outstanding at December 31, 2002.

The detrimental effect on TRS' pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $50 million ($40 million related to the U.S. dollar) and $48 million ($31 million related to the U.S. dollar), based on 2002 and 2001 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of charge card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. At December 31, 2002, foreign currency products with total notional amounts of approximately $6.4 billion were outstanding, including foreign currency forward sales with notional amounts of $645 million which were contracted to manage a substantial portion of anticipated cash flows from operations in major overseas markets for 2003.

Based on the year-end 2002 and 2001 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent strengthening would create hypothetical pretax gains of $59 million and $29 million related to the 2002 and 2001 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

AMERICAN EXPRESS FINANCIAL ADVISORS

Results of Operations

STATEMENTS OF INCOME

Years Ended December 31, (Millions)	2002	2001	2000
Revenues:			
Investment income	$ 2,058	$ 1,162	$ 2,292
Management and distribution fees	2,292	2,458	2,812
Other revenues	1,267	1,171	1,026
Total revenues	**5,617**	4,791	6,130
Expenses:			
Provision for losses and benefits:			
Annuities	1,034	989	1,018
Insurance	737	648	556
Investment certificates	183	329	337
Total	**1,954**	1,966	1,911
Human resources	1,898	1,969	2,093
Other operating expenses	907	762	643
Restructuring charges	—	107	—
Disaster recovery charge	(7)	11	—
Total expenses	**4,752**	4,815	4,647
Pretax income (loss)	865	(24)	1,483
Income tax provision (benefit)	233	(76)	451
Net income	**$ 632**	$ 52	$ 1,032

American Express Financial Advisors' net income increased to $632 million in 2002 from $52 million in 2001, a 95 percent decline from 2000. Included in 2001 results are restructuring charges of $107 million ($70 million after-tax) and one-time costs of $11 million ($8 million after-tax) directly related to the September 11th terrorist attacks. In addition, 2001 investment income and results included $1.01 billion in charges ($669 million after-tax) from the write down and sale of high-yield securities and from reducing risk within its investment portfolio. 2002 results include a benefit of $7 million ($4 million after-tax) to reverse a portion of the 2001 September 11th related reserves as a result of lower than anticipated insured loss claims. Total revenues rose 17 percent in 2002 due to higher investment income, reflecting the impact of the high-yield losses noted previously and higher levels of invested assets, higher insurance premiums and advice services fees, and higher distribution fees partially offset by reduced management fees from lower average levels of managed assets. Total revenues fell 22 percent in 2001 due to lower yields on investment portfolio products, reduced management and distribution fees and the high-yield losses noted earlier.

Investment income increased 77 percent reflecting the effect of the $1.01 billion in investment losses noted previously, higher average invested assets and the effect of depreciation in the S&P 500 this year on the value of options hedging outstanding stock market certificates and equity indexed annuities, which was offset in the related provisions for losses and benefits. Investment income decreased 49 percent in 2001 as the benefit from growth in average invested assets was more than offset by the high-yield losses mentioned earlier and from the decrease in the value of options hedging the outstanding stock market certificates, which was offset in the certificate provision for losses and benefits. Lower average yields, primarily due to the investment portfolio repositioning, also contributed to the decline in investment income during 2001.

AEFA's gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $342 million, $157 million and $48 million for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on sales were ($168 million), ($529 million) and ($35 million) for the same periods. AEFA also recognized losses of

($204 million), ($428 million) and ($55 million) in other-than-temporary impairments on structured securities and corporate debt securities for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2001, the "Investment Income" line in the Statement of Income is reduced by a $34 million charge ($22 million after-tax) related to the cumulative effect of the adoption of EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" as of January 1, 2001. Before this accounting change, which the company deems immaterial, the company's consolidated net income for the year ended December 31, 2001 was $1,333 million, basic earnings per common share was $1.01, and diluted earnings per common share was $1.00.

Management and distribution fees declined 7 percent in 2002 due to lower average assets under management, partially offset by higher distribution fees. The distribution fee increase is the result of lower mutual fund sales being more than offset by other product related sales increases. In 2001, management and distribution fees declined 13 percent due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year.

Other revenues rose in both 2002 and 2001 due to increased life and property-casualty insurance premiums and charges and higher financial planning and advice service fees.

The provision for losses and benefits for annuities increased 5 percent during 2002 reflecting a higher inforce level, increased costs related to guaranteed minimum death benefits, and the effect of depreciation in the S&P 500 on equity indexed annuities, partially offset by the benefit of a lower crediting rate. In 2001, the provision for losses and benefits for annuities declined due to lower fixed annuities inforce and the benefit of lower crediting rates. Insurance provisions for losses and benefits rose in 2002 and 2001, reflecting higher inforce levels in both years and, in 2002, higher claims, partially offset by a lower crediting rate. Investment certificate provisions for losses and benefits decreased 44 percent during 2002 due to lower crediting rates, partially offset by higher average reserve levels and the effect on the stock market certificate product of depreciation in the S&P 500 during 2002. Investment certificate provisions for losses and benefits decreased slightly in 2001 as higher average reserve levels were offset by lower crediting rates.

In the following table, the company presents AEFA's aggregate revenues on a basis that is net of provisions for losses and benefits because the company manages the AEFA business and evaluates its financial performance, where appropriate, in terms of the "spread" on its products. An important part of AEFA's business is margin related, particularly the insurance, annuity and certificate businesses. One of the gross margin drivers for the AEFA business is the return on invested cash, primarily generated by sales of insurance, annuity and investment certificates, less provisions for losses and benefits on these products. These investments tend to be interest rate sensitive. Thus, GAAP revenues tend to be higher in periods of rising interest rates, and lower in times of decreasing interest rates. The same relationship is true of provisions for losses and benefits, only it is more accentuated period-to-period because rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. The company presents this portion of the AEFA business on a net basis to eliminate potentially less informative comparisons of period-to-period changes in revenue and provisions for losses and benefits in light of the impact of these changes in interest rates.

Years Ended December 31, (Millions)	2002	2001	2000
Total GAAP revenues	$ 5,617	$ 4,791	$ 6,130
Less: Provision for losses and benefits –			
Annuities	1,034	989	1,018
Insurance	737	648	556
Investment certificates	183	329	337
Total	**1,954**	1,966	1,911
Net revenues	**$ 3,663**	$ 2,825	$ 4,219

Human resources expense declined 4 percent in 2002, reflecting lower field force compensation-related costs and the benefits of reengineering and cost containment initiatives within the home office where the average number of employees was down 15 percent from last year. Human resources expense also declined in 2001, reflecting lower field force compensation-related expenses due to the decline in the number of advisors and the impact of lower volumes on advisor compensation, as well as the benefits of reengineering and cost containment initiatives. In addition, 2001 expenses included an unfavorable net DAC adjustment of $39 million. Other operating expenses increased in both years. The 2002 increase reflects the impact of the technology outsourcing agreement, which resulted in the transfer of costs from human resources expense, a higher minority interest for premium deposits related to a joint venture with AEB, and a $44 million net increase in DAC expenses related to AEFA's third quarter 2002 adjustment discussed below. In 2001, the increase reflects accelerated investing activities for various strategic, reengineering, technology and product development projects and a higher minority interest related to the premium deposits joint venture with AEB. In 2001, other operating expenses included an unfavorable DAC adjustment of $28 million.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels, and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made. In 2002, excluding the third quarter, the impact of resetting these assumptions, along with the impact of unfavorable equity market performance, was an acceleration of $22 million pretax of DAC amortization. Third quarter impacts are described below.

During the third quarter of 2002, AEFA completed a comprehensive review of its DAC related practices. The specific areas reviewed included costs deferred and DAC amortization periods in addition to customer asset value growth rate assumptions (which are typically reviewed on a quarterly basis) and other assumptions including mortality rates and product persistency (which are typically updated on an annual basis in the third quarter). As a result of this review, AEFA took certain actions that resulted in a net $44 million increase in expenses in the third quarter of 2002.

- AEFA reset its customer asset value growth rate assumptions for variable annuity and variable life products to anticipate near-term and long-term growth at an annual rate of 7%. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. This rate is net of asset fees, and anticipates a blend of equity and fixed income investments. Prior to resetting these assumptions, AEFA was projecting long-term customer asset value growth at 7.5% and near-term growth at approximately twice that rate. The impact of resetting these assumptions, along with the impact of unfavorable third quarter 2002 equity market performance, was an acceleration of $173 million pretax of DAC amortization.

  Going forward, AEFA intends to continue to use a mean reversion method as a guideline in setting the near-term customer asset value growth rate, also referred to as the mean reversion rate. In periods when market performance results in actual contract value growth at a rate different than that assumed, AEFA will reassess the near-term rate in order to continue to project its best estimate of long-term growth. For example, if actual contract value growth during a quarter is less than 7% on an annualized basis, AEFA would increase the mean reversion rate assumed over the near term to the rate needed to achieve the long-term annualized growth rate of 7% by the end of that period, assuming this long-term view is still appropriate.

- AEFA revised certain mortality and persistency assumptions for universal and variable universal life insurance products and fixed and variable annuity products to better reflect actual experience and future expectations. The company completed a project to update the mortality table used in pricing universal and variable universal life products and in valuing the associated DAC. The most recently published life insurance industry mortality table was used as a starting point, and was then modified based on AEFA's experience. AEFA also observed that recent persistency of its universal life products was consistently better than expected, and determined the trend justified an improvement in assumed persistency rates. Additionally, AEFA reviewed and updated persistency assumptions for fixed and variable deferred annuity products. AEFA also reviewed the periods over which DAC is amortized for fixed and variable deferred annuity products. Analysis showed that significant volumes of advisor-distributed fixed annuities were expected to persist beyond AEFA's 10-year DAC amortization period. As a result, the company extended the amortization period from 10 to 15 years to be more consistent with the period over which significant profits were expected and would result in a more appropriate matching of revenues and expense. Similarly, AEFA made slight increases in the amortization periods used for certain blocks of advisor-distributed variable annuities. These changes, along with revised assumptions projecting more favorable persistency and mortality rates, resulted in a decrease in DAC expense of $155 million pretax.

- Finally, AEFA reviewed its acquisition costs to clarify those costs that vary with and are primarily related to the acquisition of new and renewable annuity and insurance contracts, or are incremental and vary directly with the acquisition of back-end loaded mutual funds. AEFA revised the types and amounts of costs deferred, in part to reflect the impact of advisor platform changes and the effects of related reengineering. This resulted in an increase in expense of $26 million pretax recognized in the third quarter of 2002.

The adjustments made to customer asset value growth rate assumptions should reduce the risk of adverse DAC adjustments going forward, while changes made to mortality and persistency assumptions and DAC amortization periods somewhat increase the risk of adverse adjustments. Overall, AEFA believes it is less exposed to the risk of adverse DAC adjustments as a result of these changes. The changes relating to the types and amounts of costs deferred will somewhat accelerate the recognition of ongoing expenses, although these additional expenses should be offset to some extent as reengineering and other cost control initiatives are expected to mitigate their impact.

Impact of recent market-volatility on Results of Operations

Various aspects of AEFA's business are impacted by equity market levels and other market-based events. Three areas in particular involve DAC, asset management fees and structured investments. The direction and magnitude of the changes in equity markets can increase or decrease DAC expense levels and asset management fees and correspondingly affect results of operations in any particular period. Similarly, the value of AEFA's structured investment portfolio is impacted by various market factors. Persistency of, or increases in, bond and loan default rates, among other factors, could result in negative adjustments to the market values of these investments in the future, which would adversely impact results of operations. See discussion of structured investments below.

SELECTED STATISTICAL INFORMATION

Years Ended December 31, (Millions, except where indicated)	2002	2001	2000
Life insurance inforce (billions)	$ 119.0	$ 107.9	$ 98.1
Deferred annuities inforce (billions)	$ 41.0	$ 41.3	$ 45.3
Assets owned, managed or administered (billions):			
Assets managed for institutions	$ 42.3	$ 49.7	$ 55.0
Assets owned, managed or administered for individuals:			
Owned assets:			
Separate account assets	22.0	27.3	32.3
Other owned assets	51.7	44.2	41.3
Total owned assets	73.7	71.5	73.6
Managed assets	81.6	98.7	112.0
Administered assets	33.0	33.4	34.4
Total	**$ 230.6**	$ 253.3	$ 275.0
Market appreciation (depreciation) during the period:			
Owned assets:			
Separate account assets	$ (5,057)	$ (5,752)	$ (5,109)
Other owned assets	$ 898	$ 879	$ 106
Managed assets	$ (16,788)	$ (18,662)	$ (14,467)

SELECTED STATISTICAL INFORMATION (continued)

Years Ended December 31, (Millions, except percentages and where indicated)	2002	2001	2000
Cash sales:			
Mutual funds	$ 31,945	$ 33,581	$ 44,068
Annuities	8,541	5,648	5,886
Investment certificates	4,088	3,788	3,297
Life and other insurance products	710	895	900
Institutional	3,727	5,006	6,601
Other	5,201	5,276	3,557
Total cash sales	**$ 54,212**	$ 54,194	$ 64,309
Number of financial advisors	11,689	11,535	12,663
Fees from financial plans and advice services	$ 113.9	$ 107.5	$ 97.7
Percentage of total sales from financial plans and advice services	73.3%	72.5%	68.1%

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION

December 31, (Billions, except percentages)	2002	2001
Investments	$ 38.2	$ 33.6
Separate account assets	$ 22.0	$ 27.3
Deferred acquisition costs	$ 3.8	$ 3.7
Total assets	$ 73.7	$ 71.5
Client contract reserves	$ 37.3	$ 32.8
Separate account liabilities	$ 22.0	$ 27.3
Total liabilities	$ 67.4	$ 66.1
Total shareholder's equity	$ 6.3	$ 5.4
Return on average equity*	11.6%	1.0%

** Computed on a trailing 12-month basis excluding the effect on Shareholder's Equity of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133.*

AEFA's total assets and liabilities increased in 2002 primarily due to higher investments and client contract reserves which were partially offset by decreases in separate account assets and liabilities, which declined primarily as a result of market depreciation. AEFA's total assets and liabilities decreased in 2001 due to declines in separate account assets and liabilities as a result of market depreciation, partly offset by positive net sales. Investments primarily include corporate debt and mortgage-backed securities. AEFA's corporate debt securities comprise a diverse portfolio with the largest concentrations, accounting for approximately 63 percent of the portfolio, in the following industries: banking and finance, utilities, communications and media, and transportation. Investments include $2.4 billion and $1.3 billion in below investment grade debt securities at December 31, 2002 and 2001, respectively, and $4.0 billion in investment loans at both December 31, 2002 and 2001. Non-performing assets relative to invested assets (excluding short-term cash positions) were 0.1% at both December 31, 2002 and 2001. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

During 2002, AEFA continued to hold investments in CDOs and secured loan trusts (SLTs), some of which are also managed by AEFA. As a condition to its managing certain CDOs, AEFA is required to invest in the residual or "equity" tranche of the CDO, which is typically the most subordinated tranche of securities issued by the CDO entity. AEFA invested in CDOs and SLTs as part of its investment strategy in order to pay a competitive rate to contractholders' accounts. AEFA's exposure as an investor is limited solely to its aggregate investment in the CDOs and SLTs, and it has no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of December 31, 2002, the carrying values of the CDO residual tranches and SLT notes were $28 million and $684 million, respectively. CDOs and SLTs are illiquid investments. As an investor in the residual tranche of CDOs, AEFA's return correlates to the performance of portfolios of high-yield bonds and/or bank loans. As a noteholder of SLTs, AEFA's return is based on a reference portfolio of loans. The carrying value of the CDO and SLT investments and AEFA's projected return are based on discounted cash flow projections that require a significant degree of management judgment as to assumptions primarily related to default and recovery rates of the high-yield bonds and/or bank loans either held directly by the CDO or in the reference portfolio of the SLT and, as such, are subject to change. Generally, the SLTs are structured such that the principal amount of the loans in the reference portfolio may be up to five times that of the par amount of the notes held by AEFA. Although the exposure associated with AEFA's investment in CDOs and SLTs is limited to the carrying value of such investments, they are volatile investments and have a substantial degree of risk associated with them because the amount of the initial value of the loans and/or other debt obligations in the related portfolios is significantly greater than AEFA's exposure. Deterioration in the value of the high-yield bonds or bank loans would likely result in deterioration of AEFA's investment return with respect to the relevant CDO or SLT, as the case may be. In the event of significant deterioration of a portfolio, the relevant CDO or SLT may be subject to early liquidation, which could result in further deterioration of the investment return or, in severe cases, loss of the carrying amount. See Note 1 to the Consolidated Financial Statements.

During 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests in the trust with allocated book amounts aggregating $785 million. As of December 31, 2002, the retained interests had a carrying value of $754 million, of which $520 million is considered investment grade. The company has no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

AEFA's client contract reserves are for current and future obligations related to fixed annuities, investment certificates, and life and disability insurance. The obligations for fixed annuities, universal life contracts and investment certificates are based on the underlying contract accumulation values. The obligations for other traditional life insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency. To the extent that actual future experience differs with respect to other traditional life insurance products, these reserves would be adjusted through the provision for losses and benefits.

Separate account assets, primarily investments carried at market value, and liabilities represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management, administration and other fees from the related accounts.

The National Association of Insurance Commissioners (NAIC) adopted Risk Based Capital (RBC) requirements for life insurance companies. The RBC requirements are to be used as minimum capital requirements by the NAIC and states to identify companies that merit further regulatory action. At December 31, 2002, AEFA's life insurance businesses had adjusted capital in excess of amounts requiring regulatory action. Any dividend distributions in 2003 in excess of 10% of statutory capital and surplus would require approval of the Department of Commerce of the State of Minnesota.

In light of the investment losses recorded during the first half of 2001, AEFA received a capital contribution of $490 million from the Parent Company during 2001.

Risk Management

At AEFA, interest rate exposures arise primarily within its insurance and investment certificate subsidiaries. Rates credited to customers' accounts generally reset at shorter intervals than the yield on underlying investments. Therefore, AEFA's interest spread margins are affected by changes in the general level of interest rates. The extent to which the level of rates affects spread margins is managed primarily by a combination of modifying the maturity structure of the investment portfolio and entering into swaps or other derivative instruments that effectively lengthen the rate reset interval on customer liabilities. Interest rate derivatives with notional amounts totaling approximately $4.8 billion were outstanding at December 31, 2002 to hedge interest rate exposures.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2002 and 2001, would be approximately $21 million and $35 million for 2002 and 2001, respectively.

AEFA has two primary exposures to the general level of equity markets: asset management fees and customer crediting rates based upon the returns on equity markets. AEFA earns fees from the management of equity securities in variable annuities, variable insurance, proprietary mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of AEFA's fee revenues to the general performance of equity markets, AEFA has from time to time entered into various combinations of financial instruments that mitigate the negative effect on fees that would result from a decline in the equity markets. In addition, AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index betwen the beginning and end of the product's term. At December 31, 2002, equity-based derivatives with a net notional amount of $208 million were outstanding to hedge equity market exposures.

The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $57 million and $81 million based on assets under management, certificate and annuity business in-force, and index options as of December 31, 2002 and 2001, respectively.

AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities is designed to provide AEFA with a targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not trade in securities to generate short-term profits for its own account.

AEFA's life insurance and investment certificate subsidiaries' investment committees regularly review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of the company. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

AMERICAN EXPRESS BANK

Results of Operations

STATEMENTS OF OPERATIONS

Years Ended December 31, (Millions)	2002	2001	2000
Net revenues:			
Interest income	$ 606	$ 698	$ 735
Interest expense	246	396	484
Net interest income	360	302	251
Commissions and fees	215	203	214
Foreign exchange income and other revenues	170	144	126
Total net revenues	**745**	**649**	**591**
Expenses:			
Human resources	236	247	257
Other operating expenses	244	255	273
Provision for losses:			
Ongoing	147	65	28
Restructuring related	—	26	—
Total provision for losses	147	91	28
Restructuring charges	(3)	70	—
Total expenses	**624**	**663**	**558**
Pretax income (loss)	121	(14)	33
Income tax provision (benefit)	41	(1)	4
Net income (loss)	**$ 80**	**$ (13)**	**$ 29**

American Express Bank reported net income of $80 million in 2002, compared with a net loss of $13 million in 2001. 2001 results included restructuring charges of $96 million ($65 million after-tax). Net revenues rose 15 percent in 2002, primarily due to higher net interest income and foreign exchange income and other revenue. In 2001, net revenues rose 10 percent.

Net interest income in 2002 increased from a year ago due to the effects of lower funding costs. In 2001, net interest income increased, primarily due to higher consumer loans and the effects of lower funding costs, partially offset by decreases in corporate banking volumes. In 2002, commissions and fees increased due to growth in loan originations in the Personal Financial Services (PFS) business and greater non-credit transactions in the Financial Institutions Group, partially offset by lower results in Corporate Banking. In 2001, commissions and fees decreased due to lower results in corporate banking and lower mutual fund fees within the financial institution business, partially offset by higher loan volumes in PFS. In 2002, foreign exchange income and other revenue increased primarily because of higher joint venture income, due to lower funding costs within the premium deposits joint venture with AEFA. In 2001, foreign exchange income and other revenue increased due to higher income from the premium deposit joint venture, partially offset by lower corporate banking revenue and other joint venture income.

Combined human resources and other operating expenses declined in both 2002 and 2001, reflecting the benefits of reengineering activities and tighter expense controls. Provision for losses increased substantially in 2002 primarily due to higher bankruptcy related write-offs in the consumer lending portfolio in Hong Kong. In 2001, provisions for losses increased primarily due to higher PFS loan volumes.

SELECTED STATISTICAL INFORMATION

December 31, (Billions)	2002	2001	2000
Assets managed*/administered	$ 12.5	$ 11.4	$ 10.6
Assets of non-consolidated joint ventures	$ 1.8	$ 1.9	$ 2.1

** Includes assets managed by American Express Financial Advisors.*

Liquidity and Capital Resources

SELECTED BALANCE SHEET INFORMATION

December 31, (Billions, except percentages and where indicated)	2002	2001
Total loans	$ 5.6	$ 5.3
Total non-performing loans (millions)	$ 119	$ 123
Other non-performing assets (millions)	$ 15	$ 22
Reserve for credit losses (millions)*	$ 158	$ 148
Loan loss reserve as a % of total loans	2.7%	2.4%
Total PFS loans	$ 1.6	$ 1.6
30+ days past due PFS loans as a % of total	5.4%	4.5%
Total assets	$ 13.2	$ 11.9
Deposits	$ 9.5	$ 8.4
Total liabilities	$ 12.3	$ 11.1
Total shareholder's equity (millions)	$ 947	$ 761
Return on average assets**	0.67%	(0.11)%
Return on average common equity***	11.5%	(2.0)%
Risk-based capital ratios:		
Tier I	10.9%	11.1%
Total	11.4%	12.2%
Leverage ratio	5.3%	5.3%
*Allocation of reserves (millions):		
Loans	$ 151	$ 128
Other assets, primarily derivatives	6	4
Other liabilities	1	16
Total reserve for credit losses	**$ 158**	$ 148

*** Computed on a trailing 12-month basis excluding the effect on total assets of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133 to the extent that they directly affect Shareholder's Equity.*

**** Computed on a trailing 12-month basis excluding the effect on Shareholder's Equity of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133.*

AEB had worldwide loans outstanding at December 31, 2002 of approximately $5.6 billion, up from $5.3 billion at December 31, 2001. Activity during 2002 included a $400 million net decrease in corporate and other banking loans, which was more than offset by a $500 million increase in consumer and private banking loans and a $200 million increase in financial institution loans. As of December 31, 2002, consumer and private banking loans comprised 66 percent of total loans versus 60 percent at December 31, 2001. Corporate Banking and other loans comprised 9 percent of total loans at December 31, 2002 versus 18 percent at December 31, 2001. In addition to the loan portfolio, other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $8.0 billion and $7.3 billion to AEB's credit exposures at December 31, 2002 and 2001, respectively. Included in these additional exposures are relatively lower risk cash and securities related balances totaling $5.8 billion at December 31, 2002.

Risk Management

AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings. At December 31, 2002, interest rate products with notional amounts totaling approximately $7.7 billion and $0.6 billion for trading and nontrading purposes, respectively, were outstanding. Notional amounts outstanding at December 31, 2002 for foreign currency products were approximately $18.1 billion and $5.3 billion for trading and nontrading purposes, respectively. Additionally, equity products with notional amounts of $120 million were outstanding at December 31, 2002.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $18 million at both December 31, 2002 and 2001. The effect on earnings of a 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in a $16 million and $11 million charge against equity as of December 31, 2002 and 2001, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. At December 31, 2002 and 2001, the Value at Risk for AEB was less than $2 million.

Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee, which comprises senior business managers of AEB. It meets monthly and monitors: (i) liquidity, (ii) capital exposure, (iii) capital adequacy, (iv) market risk and (v) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury and risk management operations issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $176 million, $187 million and $180 million in 2002, 2001 and 2000, respectively. 2001 results include $14 million ($9 million after-tax) of the restructuring charges noted earlier.

Included in 2002 results were the final preferred stock dividends from Lehman Brothers totaling $69 million ($59 million after-tax) compared with $46 million ($39 million after-tax) in both 2001 and 2000. The dividends were offset by business building initiatives in each year.

OTHER REPORTING MATTERS

Accounting Developments

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, will impact the company based upon the fair value amount of guarantees that are issued or modified beginning at that time. The company is still evaluating the impact of adopting FIN 45 on the Consolidated Financial Statements; the disclosure requirements of FIN 45 are addressed in Note 11 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and disclosure requirements of FIN 46 are effective immediately for VIEs created after January 31, 2003, and are effective for reporting periods beginning after June 15, 2003, for VIEs created prior to February 1, 2003. The company is still evaluating the impact of adopting FIN 46 on the Consolidated Financial Statements. It is likely that the company will either consolidate or disclose additional information about VIEs when FIN 46 becomes fully effective. Certain disclosures are required for financial statements issued after January 31, 2003 and are addressed in Note 1 to the Consolidated Financial Statements.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The company has applied the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation plans. No stock-based employee compensation expense is reflected in net income for the years ended December 31, 2002, 2001 or 2000, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, the company will adopt, prospectively, the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and expense all new awards granted to employees after January 1, 2003. While the company cannot predict the full year 2003 unfavorable impact on diluted EPS, the negative effect associated with the stock options granted in January 2003 is expected to be $0.01 per share. See Notes 1 and 14 to the Consolidated Financial Statements for further discussion.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company has adopted the provisions of the Statement as of January 1, 2003. The impact to the company's financial statements is expected to be immaterial.

In July 2002, the FASB issued SFAS No. 146, "Obligations Associated with Disposal Activities." The Statement is effective for exit or disposal activities initiated after December 31, 2002. Previously issued financial statements shall not be restated. The provisions of EITF Issue 94-3 shall continue to apply for an exit activity initiated under an exit plan that met the criteria of Issue 94-3 prior to this Statement's initial application. This Statement will impact the company's accounting for any future restructuring activities.

Forward-Looking Statements

This Annual Report includes forward-looking statements, which are subject to risks and uncertainties. The words "believe," "expect," "anticipate," "optimistic," "intend," "plan," "aim," "will," "should," "could," "likely," and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update or revise any forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: the company's ability to successfully implement a business model that allows for significant earnings growth based on revenue growth that is lower than historical levels, including the ability to improve its operating expense to revenue ratio both in the short-term and over time, which will depend in part on the effectiveness of reengineering and other cost control initiatives, as well as factors impacting the company's revenues; the company's ability to grow its business and meet or exceed its return on equity target by reinvesting approximately 35% of annually generated capital, and returning approximately 65% of such capital to shareholders, over time, which will depend on the company's ability to manage its capital needs and the effect of business mix, acquisitions and rating agency requirements; the ability to increase investment spending, which will depend in part on the equity markets and other factors affecting revenues, and the ability to capitalize on such investments to improve business metrics; fluctuation in the equity markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, management and distribution fees received based on those assets and the amount of amortization of DAC; changes in assumptions relating to DAC which also could impact the amount of DAC amortization; potential deterioration in AEFA's high-yield and other investments, which could result in further losses in AEFA's investment portfolio; the ability of AEFA to sell certain high-yield investments at expected values and within anticipated timeframes and to maintain its high-yield portfolio at certain levels in the future; developments relating to AEFA's platform structure for financial advisors, including the ability to increase advisor productivity (including new clients), increase the growth of productive new advisors and create efficiencies in the infrastructure; AEFA's ability to roll out new and attractive products in a timely manner and effectively manage the economics in selling a growing volume of non-proprietary products; investment performance in AEFA's businesses; the success, timeliness and financial impact, including costs, cost savings and other benefits, of reengineering initiatives being implemented or considered by the company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing (including, among others, technologies operations), relocating certain functions to lower cost overseas locations, moving internal and external functions to the internet to save costs, the scale-back of corporate lending in certain regions, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; the impact on the company's businesses and uncertainty created by the September 11th terrorist attacks, and the potential negative effect on the company's businesses and infrastructure, including information technology systems, of any such attacks or disaster in the future; the impact on the company's businesses resulting from a war with Iraq; the company's ability to recover under its insurance policies for losses resulting from the September 11th terrorist attacks; the overall level of consumer confidence; consumer and business spending on the company's travel related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new cardholders, capture a greater share of existing cardholders' spending, sustain premium discount rates, increase merchant coverage, retain cardmembers after low introductory lending rates have expired, and expand the global network services business; the ability to execute the company's global corporate services strategy, including greater penetration of middle market companies, increasing capture of non-T&E spending through greater use of the company's purchasing card and other means, and further globalizing business capabilities; the ability to manage and expand cardmember benefits, including Membership Rewards,® in a cost effective manner; the triggering of obligations to make payments to certain co-brand partners, merchants, vendors and customers under contractual arrangements with such parties under certain circumstances; successfully expanding the company's on-line and off-line distribution channels and cross-selling financial, travel, card and other products and services to its customer base, both in the U.S. and abroad; effectively leveraging the company's assets, such as its brand, customers and international presence, in the Internet environment; investing in and competing at the leading edge of technology across all businesses; a downturn in the company's businesses and/or negative changes in the company's and its subsidiaries' credit ratings, which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; increasing competition in all of the company's major businesses; fluctuations in interest rates, which impact the company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the company's card products and returns on the company's investment portfolios; foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect lending activities, among other businesses; legal and regulatory developments, such as in the areas of consumer privacy and data protection; acquisitions; the adoption of recently issued accounting rules related to the consolidation of variable interest entities, including those involving collateralized debt obligations, secured loan trusts, mutual funds, hedge funds and limited partnerships that the company manages and/or invests in, which could affect both the company's balance sheet and results of operations; and outcomes in litigation. A further description of these and other risks and uncertainties can be found in the company's Annual Report on Form 10-K for the year ended December 31, 2002, and its other reports filed with the SEC.

CONSOLIDATED STATEMENTS OF INCOME
American Express Company

Years Ended December 31, (Millions, except per share amounts)	2002	2001	2000
Revenues			
Discount revenue	$ 7,931	$ 7,714	$ 7,779
Interest and dividends, net	2,991	2,137	3,290
Management and distribution fees	2,285	2,458	2,812
Securitization income	1,941	1,432	1,012
Net card fees	1,726	1,675	1,651
Cardmember lending net finance charge revenue	1,485	1,424	1,255
Travel commissions and fees	1,408	1,537	1,821
Other commissions and fees	2,113	2,088	1,989
Life and other insurance revenues	802	674	575
Other	1,125	1,443	1,491
Total revenues	**23,807**	22,582	23,675
Expenses			
Human resources	5,725	6,271	6,633
Provisions for losses and benefits:			
Annuities and investment certificates	1,217	1,318	1,355
Life insurance, international banking and other	1,040	909	694
Charge card	960	1,195	1,006
Cardmember lending	1,369	1,318	891
Professional services	2,021	1,651	1,530
Marketing and promotion	1,548	1,301	1,515
Occupancy and equipment	1,458	1,574	1,528
Interest	1,082	1,501	1,354
Communications	514	528	514
Restructuring charges	(7)	605	—
Disaster recovery charge	(7)	90	—
Other	3,160	2,725	2,747
Total expenses	**20,080**	20,986	19,767
Pretax income	3,727	1,596	3,908
Income tax provision	1,056	285	1,098
Net income	**$ 2,671**	$ 1,311	$ 2,810
Earnings Per Common Share			
Basic	**$ 2.02**	$ 0.99	$ 2.12
Diluted	**$ 2.01**	$ 0.98	$ 2.07
Average common shares outstanding for earnings per common share:			
Basic	**1,320**	1,324	1,327
Diluted	**1,330**	1,336	1,360

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
American Express Company

December 31, (Millions, except share data)	2002	2001
Assets		
Cash and cash equivalents	$ 10,288	$ 7,222
Accounts receivable and accrued interest:		
Cardmember receivables, less credit reserves: 2002, $930; 2001, $1,032	25,403	25,212
Other receivables, less credit reserves: 2002, $28; 2001, $134	3,684	4,286
Investments	53,638	46,488
Loans:		
Cardmember lending, less credit reserves: 2002, $1,030; 2001, $831	21,574	20,131
International banking, less credit reserves: 2002, $151; 2001, $130	5,466	5,155
Other, net	782	1,154
Separate account assets	21,981	27,334
Deferred acquisition costs	3,908	3,737
Land, buildings and equipment — at cost, less accumulated depreciation: 2002, $2,603; 2001, $2,507	2,979	2,811
Other assets	7,550	7,570
Total assets	**$ 157,253**	$ 151,100
Liabilities and Shareholders' Equity		
Customers' deposits	$ 18,317	$ 14,557
Travelers Cheques outstanding	6,623	6,190
Accounts payable	9,235	6,820
Insurance and annuity reserves:		
Fixed annuities	23,411	19,592
Life and disability policies	5,272	4,944
Investment certificate reserves	8,666	8,227
Short-term debt	21,103	31,569
Long-term debt	16,308	7,788
Separate account liabilities	21,981	27,334
Guaranteed preferred beneficial interests in the company's junior subordinated deferrable interest debentures	511	500
Other liabilities	11,965	11,542
Total liabilities	**143,392**	139,063
Shareholders' Equity		
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,305 million shares in 2002 and 1,331 million shares in 2001	261	266
Capital surplus	5,675	5,527
Retained earnings	7,606	6,421
Other comprehensive income (loss), net of tax:		
Net unrealized securities gains	1,104	334
Net unrealized derivatives losses	(538)	(296)
Foreign currency translation adjustments	(198)	(112)
Minimum pension liability	(49)	(103)
Accumulated other comprehensive income (loss)	319	(177)
Total shareholders' equity	**13,861**	12,037
Total liabilities and shareholders' equity	**$ 157,253**	$ 151,100

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
American Express Company

Years Ended December 31, (Millions)	2002	2001	2000
Cash Flows from Operating Activities			
Net income	$ 2,671	$ 1,311	$ 2,810
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for losses and benefits	2,988	3,283	2,697
Depreciation, amortization, deferred taxes and other	951	1,049	393
Non-cash portion of restructuring charges	(7)	580	—
Non-cash portion of disaster recovery charge	(7)	20	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable and accrued interest	484	455	(1,623)
Other assets	(473)	(69)	(426)
Accounts payable and other liabilities	1,365	(1,456)	2,377
Increase (decrease) in Travelers Cheques outstanding	431	(89)	(82)
Increase in insurance reserves	271	240	207
Net cash provided by operating activities	**8,674**	**5,324**	**6,353**
Cash Flows from Investing Activities			
Sale of investments	13,155	11,049	3,117
Maturity and redemption of investments	6,410	6,182	5,295
Purchase of investments	(24,961)	(19,912)	(9,121)
Net increase in cardmember loans/receivables	(7,793)	(3,147)	(10,661)
Cardmember loans/receivables sold to trust, net	4,339	3,465	3,338
Loan operations and principal collections, net	(115)	592	(299)
Purchase of land, buildings and equipment	(670)	(859)	(919)
Sale of land, buildings and equipment	125	22	35
(Acquisitions) dispositions, net of cash acquired/sold	(58)	(165)	212
Net cash used in investing activities	**(9,568)**	**(2,773)**	**(9,003)**
Cash Flows from Financing Activities			
Net increase in customers' deposits	3,246	988	954
Sale of annuities and investment certificates	9,950	5,506	5,588
Redemption of annuities and investment certificates	(5,782)	(4,761)	(5,641)
Net (decrease) increase in debt with maturities of three months or less	(7,201)	(4,220)	7,117
Issuance of debt	19,392	15,083	12,559
Principal payments on debt	(14,167)	(15,318)	(15,362)
Issuance of American Express common shares	161	84	226
Repurchase of American Express common shares	(1,153)	(626)	(1,377)
Dividends paid	(430)	(424)	(421)
Net cash provided by (used in) financing activities	**4,016**	**(3,688)**	**3,643**
Effect of exchange rate changes on cash	(56)	(128)	23
Net increase (decrease) in cash and cash equivalents	3,066	(1,265)	1,016
Cash and cash equivalents at beginning of year	7,222	8,487	7,471
Cash and cash equivalents at end of year	**$ 10,288**	**$ 7,222**	**$ 8,487**

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
American Express Company

Three Years Ended December 31, 2002 (Millions)	Total	Common Shares	Capital Surplus	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings
Balances at December 31, 1999	$ 10,095	$ 268	$ 5,196	$ (402)	$ 5,033
Comprehensive income:					
Net income	2,810				2,810
Change in net unrealized securities gains	151			151	
Foreign currency translation adjustments	33			33	
Total comprehensive income	2,994				
Repurchase of common shares	(1,327)	(5)	(228)		(1,094)
Other changes, primarily employee plans	348	2	471		(125)
Cash dividends declared:					
Common, $0.32 per share	(426)				(426)
Balances at December 31, 2000	11,684	265	5,439	(218)	6,198
Comprehensive income:					
Net income	1,311				1,311
Change in net unrealized securities gains	479			479	
Cumulative effect of adopting SFAS No. 133	(120)			(120)	
Change in net unrealized derivatives losses	(605)			(605)	
Derivatives losses reclassified to earnings	429			429	
Foreign currency translation adjustments	(39)			(39)	
Minimum pension liability adjustment	(103)			(103)	
Total comprehensive income	1,352				
Repurchase of common shares	(626)	(2)	(53)		(571)
Other changes, primarily employee plans	51	3	141		(93)
Cash dividends declared:					
Common, $0.32 per share	(424)				(424)
Balances at December 31, 2001	12,037	266	5,527	(177)	6,421
Comprehensive income:					
Net income	2,671				2,671
Change in net unrealized securities gains	770			770	
Change in net unrealized derivatives losses	(614)			(614)	
Derivatives losses reclassified to earnings	372			372	
Foreign currency translation adjustments	(86)			(86)	
Minimum pension liability adjustment	54			54	
Total comprehensive income	3,167				
Repurchase of common shares	(1,153)	(7)	(139)		(1,007)
Other changes, primarily employee plans	235	2	287		(54)
Cash dividends declared:					
Common, $0.32 per share	(425)				(425)
Balances at December 31, 2002	**$ 13,861**	**$ 261**	**$ 5,675**	**$ 319**	**$ 7,606**

See Notes to Consolidated Financial Statements.

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the company). All significant intercompany transactions are eliminated. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Principles of Consolidation

The company consolidates all entities in which it holds a greater than 50% interest, except for immaterial seed money investments in mutual and hedge funds. Entities in which the company holds a greater than 20% but less than 50% equity interest are accounted for under the equity method. All other investments are accounted for under the cost method unless the company determines that it exercises significant influence over the entity by means other than voting rights.

Qualifying Special Purpose Entities (SPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such SPEs include those that the company utilizes in connection with asset securitizations at the Travel Related Services (TRS) segment, as well as the securitization trust containing a majority of the company's rated collateralized debt obligations (CDOs) described in Note 2 of the Consolidated Financial Statements. All other SPEs are evaluated using the control, risk and reward criteria as outlined under accounting principles generally accepted in the United States (GAAP) in determining whether to consolidate all other SPEs where the company is the sponsor or transferor. See Recently Issued Accounting Standards below for further information regarding consolidation of such entities. Additionally, the company has securitized charge card receivables totaling $4.8 billion and $3.0 billion as of December 31, 2002 and 2001, respectively, which are included in cardmember receivables on the Consolidated Balance Sheets as they do not qualify for off-balance sheet treatment under SFAS No. 140.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part they are based upon assumptions concerning future events. Among the more significant are those that relate to reserves for cardmember credit losses, Membership Rewards, investment securities valuation and the amortization of deferred acquisition costs. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The company generates revenue from a wide range of business activities, including payment instruments such as charge and credit cards, travel services including airline, hotel, and rental car reservations, and a wide range of investment, savings, lending and insurance products.

Discount revenue

The company earns discount revenue from fees charged to service establishments with whom the company has entered into card acceptance agreements for processing cardmember transactions. The discount is deducted from payment to the service establishment and recorded as discount revenue at the time the charge is captured.

Interest and dividends, net

Interest income for the company's performing fixed income securities and investment loans is generally accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts, fees and other payments, so that the related loan or security recognizes a constant rate of return on the outstanding balance throughout its term. Gains and losses are recognized on a trade date basis, and other-than-temporary impairment charges are recorded in the period when contractual cash flows are no longer expected to be received when due.

Interest income for the company's international banking loans is accrued on unpaid principal balances in accordance with the terms of the loan. Loan fees and deferred loan acquisition costs are amortized over the life of the loan using the effective interest method. Generally, the accrual of interest on these loans is discontinued at the time the loan is 90 to 180 days delinquent, depending on loan type, or when an impairment is determined. Interest and dividends is presented net of interest expense of $254 million, $434 million and $559 million for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2001, interest and dividends, net was reduced by a $34 million charge ($22 million after-tax) related to the cumulative effect of the adoption of Emerging Issues Task Force (EITF) Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" as of January 1, 2001. Before this accounting change, income for the year ended December 31, 2001 was $1,333 million, basic earnings per common share (EPS) was $1.01 and diluted EPS was $1.00.

Management and distribution fees

Management fees relate primarily to managed assets for proprietary mutual funds and proprietary account assets, and are generally based on the underlying asset values which are accrued daily and generally collected monthly. Many of the proprietary mutual funds have a performance incentive adjustment (PIA). This PIA adjusts the level of management fees received based on the specific fund's relative performance as measured against a designated external index. Distribution fees primarily include point-of-sale fees (i.e., front-load mutual fund fees) and asset-based fees (i.e., 12b-1 fees) that are generally based on a contractual fee as a percentage of assets and recognized when received.

Securitization income

Securitization income includes revenue associated with retained and subordinated interests in securitized loans, servicing income from loans sold and gains recorded at the time of securitization.

Net card fees

Card fees are recognized as revenue over the card membership period covered by the card fee, net of provision for projected refunds of card fees for cancellation of card membership.

Cardmember lending net finance charge revenue

Cardmember lending finance charges are assessed using the average daily balance method for receivables owned and are recognized based upon the principal amount outstanding in accordance with the terms of the applicable account agreement until the outstanding balance is paid or charged off. Cardmember lending net finance charge revenue is presented net of interest expense of $510 million, $939 million and $1,025 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Travel commissions and fees

Customer revenue is earned by charging a transaction or management fee for airline or other transactions based on contractual agreements with the travel clients. Customer related fees and other revenues are recognized at the time a client books travel arrangements.

Travel suppliers pay commission on airline tickets issued and on sales and transaction volumes, based on contractual agreements. These revenues are recognized at the time a ticket is purchased. Revenue from other travel suppliers is generally not under firm contractual agreements and is recognized when cash is received.

Life and other insurance revenues

Premiums on traditional life, disability income and long-term care insurance are recognized as revenue when due. Premiums on property/casualty insurance are recognized ratably over the coverage period.

Other

Other revenues include fees from financial planning, consulting and business services and miscellaneous investment income.

Marketing and Promotion

The company expenses advertising costs in the year in which the advertising first takes place.

Cash and Cash Equivalents

At December 31, 2002 and 2001, cash and cash equivalents included $1.1 billion and $1.0 billion, respectively, segregated in special bank accounts for the benefit of customers. The company has defined cash equivalents to include time deposits with original maturities of 90 days or less.

Reserves for Credit Losses

Reserves for credit losses related to cardmember loans and receivables is one of the largest operating expenses of the company. The company's reserves for credit losses represents management's estimate of the amount necessary to absorb future credit losses inherent in the company's outstanding portfolio of loans and receivables. Management's evaluation process requires numerous estimates and judgments. Reserves for these credit losses are primarily based upon models which analyze portfolio statistics and management's judgment. The analytic models take into account numerous factors, including average write-off rates for various stages of receivable aging (i.e., current, 30 days, 60 days, 90 days) over a 24-month period, average bankruptcy rates and average recovery rates. In exercising its judgment in setting reserve levels, management considers levels derived from these models, and external indicators, such as leading economic indicators, unemployment rate, consumer confidence index, purchasing manager's index, bankruptcy filings and the regulatory environment. Loans are charged-off when management deems amounts to be uncollectible, which is generally determined by the number of days the amount is past due. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provisions for credit losses, as applicable.

Investments

Generally, investment securities are carried at fair value on the balance sheet with unrealized gains (losses) recorded in equity, net of income tax provisions (benefits). Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The company also considers the extent to which cost exceeds fair value, the duration of time of that decline, and management's judgment about the issuer's current and prospective financial condition. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including CDOs and secured loan trusts (backed by high-yield bonds and bank loans) which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of management judgment as to default and recovery rates of the underlying investments and as such are subject to change.

Separate Account Assets and Liabilities

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

Deferred Acquisition Costs

American Express Financial Advisors' (AEFA) deferred acquisition costs (DAC) represent the costs of acquiring new insurance, annuity and certain mutual fund business, including, for example, direct sales commissions, related sales incentive bonuses and awards, underwriting costs, policy issue costs and other related costs attributable to sales. The costs for universal life and variable universal life insurance and certain installment annuities are amortized as a percentage of the estimated gross profits expected to be realized on the policies. DAC for other annuities are amortized using the interest method. For traditional life, disability income and long-term care insurance policies, the costs are amortized in proportion to premium revenue. For mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis.

For annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an acceleration of DAC amortization while a decrease in amortization percentage will result in a deceleration of DAC amortization. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period, and is reflected in the period in which such changes are made.

Insurance and Annuity Reserves

Liabilities for reported and unpaid life insurance claims are equal to the death benefits payable. For disability income and long-term care claims, unpaid claim liabilities are equal to benefit amounts due and accrued. Liabilities for incurred but not reported claims are estimated based on periodic analysis of the actual reported claim lag. Where applicable, amounts recoverable from reinsurers are separately recorded as receivables. For life insurance, no claim adjustment expense reserve is held. The claim adjustment expense reserves for disability income and long-term care are based on the claim reserves.

Liabilities for fixed and variable universal life insurance and fixed and variable deferred annuities are accumulation values.

Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit status are based on established industry mortality tables and interest rates, ranging from 5% to 9.5%, depending on year of issue, with an average rate of approximately 6.5%.

Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated mortality, policy persistency and interest earning rates. Anticipated mortality rates are based on established industry mortality tables, with modifications based on company experience. Anticipated policy persistency rates vary by policy form, issue age and policy duration with persistency on level term and cash value plans generally anticipated to be better than persistency on yearly renewable term insurance plans. Anticipated interest rates range from 4% to 10%, depending on policy form, issue year and policy duration.

Liabilities for future disability income and long-term care policy benefits include both policy reserves and claim reserves. Policy reserves are based on the net level premium method, using anticipated morbidity, mortality, policy persistency and interest earning rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated interest rates for disability income and long-term care policy reserves are 3% to 9.5% at policy issue and grade to ultimate rates of 5% to 7% over 5 to 10 years.

Claim reserves are calculated based on claim continuance tables and anticipated interest earnings. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 5% to 8%. The company issues only non-participating life insurance contracts and has no short duration life insurance liabilities.

Guaranteed Minimum Death Benefits

The majority of the variable annuity contracts offered by AEFA contain guaranteed minimum death benefit (GMDB) provisions. At time of issue, these contracts typically guarantee the death benefit payable will not be less than the amount invested, regardless of the performance of the customer's account. Most contracts also provide for some type of periodic adjustment of the guaranteed amount based on the change in value of the contract. A large portion of AEFA's contracts containing a GMDB provision adjust once every six years. The periodic adjustment of these contracts can either increase or decrease the guaranteed amount though not below the amount invested adjusted for withdrawals. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the accumulated contract value. Currently, the amount paid in excess of contract value is expensed when payable. Amounts expensed in 2002, 2001 and 2000 were $37 million, $16 million and $1 million, respectively.

Membership Rewards

The company's Membership Rewards loyalty program allows enrolled cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to its reward partners when cardmembers redeem their points and establishes reserves to cover the cost of future reward redemptions. The provision for the cost of Membership Rewards is based upon points awarded which are ultimately expected to be redeemed by cardmembers and the current weighted average cost per point of redemption. The ultimate points to be redeemed are estimated based on many factors, including a review of past behavior of cardmembers segmented by product, year of enrollment in the program, spend level and duration in the program. Past behavior is used to predict when current enrollees will attrite and their ultimate redemtpion rate. In addition, the cumulative balance sheet liability for unredeemed points is adjusted over time based on actual redemption and cost experience as well as current trends with respect to redemptions.

Stock Options

At December 31, 2002, the company has two stock-based employee compensation plans, which are described in more detail in Note 14. Effective January 1, 2003, the company has adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively for all stock options granted after January 1, 2003. Prior to 2003, the company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No employee compensation cost is reflected in net income for stock options granted, since all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and EPS assuming the company had followed the fair value recognition provisions of SFAS No. 123 for stock options for the years ended December 31, 2002, 2001 and 2000.

(Millions, except per share amounts)	2002	2001	2000
Net income:			
As reported	$ 2,671	$ 1,311	$ 2,810
Deduct: Total stock option employee compensation expense determined under fair value based method, net of related tax effects	(329)	(237)	(194)
Pro forma	$ 2,342	$ 1,074	$ 2,616
Basic EPS:			
As reported	$ 2.02	$ 0.99	$ 2.12
Pro forma	$ 1.77	$ 0.81	$ 1.97
Diluted EPS:			
As reported	$ 2.01	$ 0.98	$ 2.07
Pro forma	$ 1.76	$ 0.80	$ 1.92

Recently Issued Accounting Standards

Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management has completed goodwill impairment tests as of the date of initial adoption, and again during 2002. Such tests did not indicate impairment. See Note 5 for further discussion of the company's goodwill and other intangibles.

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45) which provides accounting and disclosure requirements for certain guarantees. The accounting provisions of FIN 45, which are effective for certain guarantees issued or modified beginning January 1, 2003, will impact the company based upon the fair value amount of guarantees that are issued or modified beginning at that time. The company is still evaluating the impact of adopting FIN 45 on the Consolidated Financial Statements; the disclosure requirements of FIN 45 are addressed in Note 11 to the Consolidated Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which addresses consolidation by business enterprises of variable interest entities (VIEs). The accounting provisions and expanded disclosure requirements for VIEs existing at December 31, 2002, are fully effective for reporting periods beginning after June 15, 2003. An entity shall be subject to consolidation according to the provisions of FIN 46, if, by design, either (i) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or, (ii) as a group, the holders of the equity investment at risk lack: (a) direct or indirect ability to make decisions about an entity's activities; (b) the obligation to absorb the expected losses of the entity if they occur; or (c) the right to receive the expected residual return of the entity if they occur. In general, FIN 46 will require a VIE to be consolidated when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the VIE's expected residual return.

It is likely that the company will either consolidate or disclose additional information about VIEs when FIN 46 becomes fully effective in the third quarter of 2003. The entities primarily impacted by FIN 46 relate to structured investments, including CDOs and secured loan trusts (SLTs), which are both managed and partially owned by the company's AEFA operating segment. The application of FIN 46 for CDOs and SLTs will have no effect on the cash flows of the company. The CDO entities contain debt issued to investors, which are non-recourse to the company and are solely supported by portfolios of high-yield bonds and loans. AEFA manages the portfolios of high-yield bonds and loans with a fair value at December 31, 2002 of approximately $3.0 billion for the benefit of the $3.7 billion in CDO debt investors and often retains an interest in the residual and rated debt tranches of the CDO structures. The company's interest in the rated debt tranches along with rated tranches of non-managed CDOs were placed in a securitization trust described in Note 2. The SLTs provide returns to investors primarily based on the performance of an underlying portfolio of $3.4 billion in high-yield loans with a market value at December 31, 2002 of $3.1 billion, which are generally managed by the company.

While the potential consolidation of these entities may impact the results of operations at adoption and for each reporting period thereafter, the company's maximum exposure to economic loss as a result of its investment in these entities is represented by the carrying values at December 31, 2002 because any further reduction in the value of the assets will be absorbed by third-party investors. The CDO residual tranches have an adjusted cost basis of $28 million and the SLTs have an adjusted cost basis of $684 million.

The company continues to evaluate other relationships and interests in entities that may be considered VIEs, including affordable housing investments. The impact of adopting FIN 46 on the Consolidated Financial Statements is still being reviewed.

Note 2 INVESTMENTS

The following is a summary of investments at December 31:

(Millions)	2002	2001
Available-for-Sale, at fair value	$ 49,102	$ 42,225
Investment loans (fair value: 2002, $4,405; 2001, $4,195)	3,981	4,024
Trading	555	239
Total	**$ 53,638**	$ 46,488

Investments classified as Available-for-Sale at December 31 are distributed by type and maturity as presented below:

	2002				2001			
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 13,129	$ 782	$ (146)	$ 13,765	$ 13,641	$ 388	$ (138)	$ 13,891
Mortgage and other asset-backed securities	19,463	653	(15)	20,101	15,374	188	(55)	15,507
State and municipal obligations	6,985	510	(2)	7,493	6,715	276	(21)	6,970
Structured investments[a]	3,475	10	(94)	3,391	3,106	11	(151)	2,966
Foreign government bonds and obligations	1,153	67	(4)	1,216	1,078	41	(7)	1,112
U.S. Government and agencies obligations	140	14	—	154	70	3	—	73
Other	2,976	25	(19)	2,982	1,666	51	(11)	1,706
Total	**$ 47,321**	**$ 2,061**	**$ (280)**	**$ 49,102**	**$ 41,650**	**$ 958**	**$ (383)**	**$ 42,225**

(a) *Includes CDOs, SLTs and retained interests from the company's cardmember lending securitizations.*

December 31, 2002 (Millions)	Cost	Fair Value
Due within 1 year	$ 4,702	$ 4,736
Due after 1 year through 5 years	7,544	7,850
Due after 5 years through 10 years	8,428	8,909
Due after 10 years	7,060	7,400
	27,734	28,895
Mortgage and other asset-backed securities	19,463	20,101
Other	124	106
Total	**$ 47,321**	**$ 49,102**

Mortgage and other asset-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2002 and 2001.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale for the years ended December 31:

(Millions)	2002	2001
Purchases	$ 22,692	$ 19,427
Sales	$ 12,321	$ 11,058
Maturities	$ 6,229	$ 603

Gross realized gains on sales of securities classified as Available-for-Sale, using the specific identification method, were $373 million, $322 million and $170 million for the years ended December 31, 2002, 2001 and 2000, respectively. Gross realized losses on sales were ($171 million), ($574 million) and ($47 million) for the same periods. The company also recognized losses of ($204 million), ($428 million) and ($55 million) in other-than-temporary impairments on structured securities and corporate debt securities for the years ended December 31, 2002, 2001 and 2000, respectively. The 2001 losses include the effect of the write down and sale of high-yield securities discussed below.

The increase in net unrealized gains on Trading securities, which is included in income, was $12 million, $16 million and $16 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During the first half of 2001, the company recognized pretax losses of $1.01 billion ($182 million and $826 million in the first and second quarters, respectively) from the write down and sale of certain high-yield securities. These losses are included in interest and dividends on the Consolidated Statements of Income. The second quarter pretax charge of $826 million is comprised of: $403 million to recognize the impact of higher default rate assumptions on certain structured investments;

$344 million to write down lower-rated securities (most of which were sold in the third quarter of 2001) in connection with the company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $79 million to write down certain other investments to recognize losses incurred during the second quarter.

Subsequently, during 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. As of December 31, 2002, the retained interests had a carrying value of $754 million, of which $520 million is considered investment grade. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance Company acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitled its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In each of the three years ended December 31, 2002, the company received a pretax dividend of $46 million on these shares. In the third quarter of 2002, the company received the final dividend of $23 million under the terms of this security based on earnings from Lehman for the six months ended May 31, 2002.

The change in net unrealized securities gains (losses) recognized in other comprehensive income includes two components: (i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), and (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities (reclassification for realized gains). This reclassification has no effect on total comprehensive income (loss) or shareholders' equity.

The following table presents these components of other comprehensive income (loss) net of tax:

(Millions)	2002	2001	2000
Holding gains	$ 769	$ 16	$ 231
Reclassification for realized (gains) losses	1	463	(80)
Increase in net unrealized securities gains recognized in other comprehensive income	**$ 770**	$ 479	$ 151

Note 3 LOANS

Loans at December 31 consisted of:

(Millions)	2002	2001
Cardmember, consumer and private banking loans	$ 26,509	$ 24,551
Commercial loans:		
Commercial and industrial	308	732
Loans to banks and other institutions	1,428	1,196
Mortgage and real estate	61	140
Other, principally policyholders' loans	742	814
	29,048	27,433
Less: Reserves for credit losses	1,226	993
Total	**$ 27,822**	$ 26,440

Note: American Express Financial Advisors' (AEFA) investment loans of $4.0 billion in both 2002 and 2001 are included in Investment Loans and are presented in Note 2.

The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)	2002	2001
Balance, January 1	$ 993	$ 796
Provision for credit losses	1,526	1,415
Write-offs	(1,361)	(1,296)
Recoveries of amounts previously written-off	68	78
Balance, December 31	$ 1,226	$ 993

Note 4 SECURITIZED LOANS AND RECEIVABLES

The company, through TRS, securitizes U.S. cardmember loan balances and, in large part, subsequently transfers the interests in those assets' cash flows to third party investors. These loan balances are comprised of existing balances as of the date of the initial securitization, as well as all future charges on these accounts. The company accounts for these transactions as sales under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The company continues to service the accounts and receives a fee for doing so; the fair value and carrying amounts of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when loans are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

During 2002, 2001 and 2000, the company sold $4.6 billion, $4.3 billion and $4.0 billion, respectively, of U.S. cardmember loans, or $4.2 billion, $3.9 billion and $3.6 billion net of investments in subordinated interests. During 2002 and 2001, $2.0 billion and $1.0 billion, respectively, of investor certificates that were previously issued by the securitization trust matured. The pretax gains on these securitizations were $136 million, $155 million and $142 million, respectively. Cash flows from interest-only strips as well as servicing revenue, which is 2 percent of principal, are recorded in securitization income. As of December 31, 2002, $15.4 billion of U.S. cardmember loans had been sold, net of investments in subordinated interests of $1.5 billion.

The value of retained interests is primarily subject to changes in credit risk, average loan life and interest rates on the transferred financial assets. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2002 and 2001 were as follows (rates are per annum):

	2002	2001
Average loan life (months)	5 – 6	6 – 8
Expected credit losses	5.05% – 6.03%	4.54% – 6.01%
Cash flows from retained interests discounted at	2.0% – 12.0%	3.0% – 12.0%
Returns to investors		
Variable	Contractual spread over LIBOR ranging from .04% to 1.05%	Contractual spread over LIBOR ranging from .09% to 1.05%
Fixed	5.5% – 7.4%	5.5% – 7.4%

The following table presents quantitative information about delinquencies, net credit losses and components of securitized U.S. cardmember loans at December 31:

(Billions)	Total Principal Amount of Loans		Principal Amount of Loans 30 Days or More Past Due		Net Credit Losses During the Year	
	2002	2001	2002	2001	2002	2001
Cardmember loans managed	$ 32.8	$ 30.2	$ 1.1	$ 1.1	$ 1.9	$ 1.7
Less: Securitized cardmember loans sold	16.9	14.3	0.6	0.6	1.0	0.8
Cardmember loans on balance sheet	$ 15.9	$ 15.9	$ 0.5	$ 0.5	$ 0.9	$ 0.9

At December 31, 2002 and 2001, interest-only strips were $413 million and $295 million, respectively.

The key economic assumptions and the sensitivity of the current year's fair value to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

(Millions, except rates per annum)	Average Loan Life (months)	Expected Credit Losses	Cash Flows from Retained Interests Discounted at	Interest Rates
Assumption	5.4	5.43%	12%	2.19%
Impact on fair value of 10% adverse change	$ 14.3	$ 15.4	$ 1.6	$ 0.9
Impact on fair value of 20% adverse change	$ 23.4	$ 38.4	$ 3.1	$ 1.7

These sensitivities are hypothetical and will be different from what actually occurs in the future. Any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated because the relationship of the change in assumption on the fair value of the retained interest is calculated independent of any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or counteract the sensitivities.

The table below summarizes cash flows received from securitization trusts in:

(Millions)	2002	2001
Proceeds from new securitizations during the period	$ 4,163	$ 3,919
Proceeds from reinvestment of payments in cardmember securitizations	$ 36,942	$ 24,433
Servicing fees received	$ 331	$ 267
Other cash flows received on retained interests	$ 1,514	$ 1,194

The company also securitizes equipment lease receivables. At December 31, 2002 and 2001, the amounts sold and outstanding to third party investors were $254 million and $675 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

Note 5 GOODWILL AND OTHER INTANGIBLES

Effective January 1, 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established new accounting and reporting standards for goodwill and other intangible assets. Under the new rules, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized but are instead subject to annual impairment tests. Management completed goodwill impairment tests as of the date of initial adoption, and again during 2002. Such tests did not indicate impairment.

As of December 31, 2002, the company had acquired identifiable intangible assets with definite lives of $238 million (net of accumulated amortization of $84 million). These intangible assets have a weighted-average remaining useful life of 5 years, and mainly reflect purchased credit card relationships and certain automated teller machine merchant contracts. The aggregate amortization expense for these intangible assets during the year ended December 31, 2002 was $42 million. Estimated amortization expense associated with these intangible assets for the five years ending December 31, 2007 are as follows (millions): 2003, $47; 2004, $47; 2005, $47; 2006, $45 and 2007, $26.

Net goodwill was approximately $1.3 billion and $1.2 billion at December 31, 2002 and 2001, respectively. At December 31, 2002, this consisted of approximately $1.1 billion at TRS and $0.2 billion at AEFA. At December 31, 2001, the net balance consisted of approximately $1.0 billion at TRS and $0.2 billion at AEFA.

The following table presents the impact to net income and EPS of goodwill amortization for the year ended December 31, 2001:

(Millions, except per share amounts)	Net Income	Basic EPS	Diluted EPS
Reported	$ 1,311	$ 0.99	$ 0.98
Add back: Goodwill amortization (after-tax)	$ 82	$ 0.06	$ 0.06
Adjusted	$ 1,393	$ 1.05	$ 1.04

Note 6 SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

Short-Term Debt

At December 31, 2002 and 2001, the company's total short-term debt outstanding was $21.1 billion and $31.6 billion, respectively, with weighted average interest rates of 1.7% and 3.0%, respectively. At December 31, 2002 and 2001, $8.7 billion and $17.1 billion, respectively, of short-term debt outstanding was hedged by interest rate swaps. The year-end weighted average effective interest rates were 2.4% and 4.6% for 2002 and 2001, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $10.0 billion and $10.4 billion at December 31, 2002 and 2001, respectively.

Long-Term Debt

December 31, (Dollars in millions)	2002					2001				
	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt[a,b]	Year-End Effective Interest Rate with Swaps[a,b]	Maturity of Swaps	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt[a,b]	Year-End Effective Interest Rate with Swaps[a,b]	Maturity of Swaps
Notes due November 20, 2007	$ 744	—	3.75%	—	—	—	—	—	—	—
Notes due September 12, 2006	1,003	—	5.50%	—	—	$ 1,000	—	5.50%	—	—
Notes due November 1, 2005	498	—	6.88%	—	—	497	—	6.88%	—	—
Notes due December 16, 2004	500	$ 500	6.50%	5.92%	various	—	—	—	—	—
Notes due June 23, 2004	500	—	6.75%	—	—	500	—	6.75%	—	—
Notes due December 17, 2003	1,306	1,306	6.50%	5.92%	various	—	—	—	—	—
Notes due April 8, 2003	510	510	6.50%	5.92%	various	—	—	—	—	—
Notes due May 15, 2003	1,000	—	5.90%	—	—	1,000	—	5.90%	—	—
Notes due February 14, 2003	600	600	6.50%	5.92%	various	—	—	—	—	—
Floating Rate Notes due June 15, 2006	1,000	—	1.43%	—	—	—	—	—	—	—
Floating Rate Notes due January 15, 2005	750	—	1.45%	—	—	—	—	—	—	—
Floating Rate Notes due October 15, 2004	750	—	1.47%	—	—	750	—	1.88%	—	—
Floating Rate Notes due September 15, 2003	950	—	1.53%	—	—	950	—	1.88%	—	—
Other Fixed Senior Notes due 2002 – 2005	4,547	3,734	6.52%	5.90%	various	1,465	$ 544	6.73%	6.67%	2002–2012
Other Floating Senior Notes due 2002 – 2005	601	250	1.72%	1.60%	2005	515	400	1.88%	1.88%	2002
Other Fixed Rate Notes due 2002 – 2007	142	—	6.73%	—	—	149	—	6.53%	—	—
Other Floating Rate Notes due 2002 – 2008	551	232	4.10%	2.98%	various	748	181	3.28%	3.17%	2003–2004
Subordinated Fixed Rate Notes due 2003 – 2004	153	—	6.90%	—	—	153	—	6.90%	—	—
Subordinated Floating Rate Notes due 2004 – 2006	203	—	1.71%	—	—	61	—	1.88%	—	—
Total	**$ 16,308**	**$ 7,132**	**4.93%**			**$ 7,788**	**$ 1,125**	**4.73%**		

(a) *For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2002 and 2001; these rates are not an indication of future interest rates.*

(b) *Weighted average rates were determined where appropriate.*

Certain of the above interest rate swaps require the company to pay a floating rate, with a predominant index of LIBOR.

The company paid interest (net of amounts capitalized) of $1.7 billion, $2.8 billion and $3.6 billion in 2002, 2001 and 2000, respectively.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2007 are as follows (millions): 2003, $8,438; 2004, $3,151; 2005, $1,683; 2006, $2,234, and 2007, $748.

Note 7 CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $511 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS) (liquidation preference of $25 per share). The $11 million excess carrying amount over the $500 million liquidation preference reflects the valuation of an interest rate swap designated as a fair value hedge of changes in the QUIPS' fair value due to changes in interest rates. Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the company due 2028, which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

The company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust is the company's interest payments on the Debentures. The company has the right to defer such interest payments up to 20 consecutive quarters; as a consequence, quarterly dividend payments on the QUIPS can be deferred by the Trust during any such interest payment period. If the company defers any interest payments, the company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust. Distributions on the QUIPS are reported as Interest Expense in the Consolidated Statements of Income.

QUIPS have been reclassified to liabilities at December 31, 2002 under the caption guaranteed preferred beneficial interests in the company's junior subordinated deferrable interest debentures on the Consolidated Balance Sheets.

Note 8 COMMON AND PREFERRED SHARES

In November 2002, the company's Board of Directors authorized the company to repurchase up to 120 million additional common shares, from time to time as market conditions allow. Since the inception of repurchase programs in September 1994, the company has repurchased approximately 389.9 million shares pursuant to several authorizations. Included in the total repurchased amount are 24.5 million shares delivered to the company during 2001 and 2002 as a result of the prepayments discussed below. These repurchase authorizations are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

Of the common shares authorized but unissued at December 31, 2002, 157 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as stock purchase agreements.

In 1999 and 2000, the company entered into agreements under which a financial institution purchased an aggregate 29.5 million company common shares at an average purchase price of $50.41 per share. These agreements were entered into to partially offset the company's exposure to the effect on diluted earnings per share of outstanding in-the-money stock options issued under the company's stock option program. Each of the agreements terminates after five years, at which time the company is required to deliver an amount equal to the original purchase price for the shares. The company may elect to settle this amount at any time (i) physically, by paying cash against delivery of the shares held by the financial institution or (ii) on a net cash or net share basis. During the term of these agreements, the company, on a monthly basis, will either receive from or issue to the financial institution a quantity of shares so that the value of the remaining shares held by the financial institution is equal to the original aggregate purchase price.

The contracts were initially recorded at their fair value within equity on the company's balance sheet in accordance with EITF Issue 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." Subsequent activity is recorded in equity as long as the contracts continue to meet the requirements of EITF Issue 00-19. Net settlements under the agreements resulted in the company issuing 0.4 million shares and 12.3 million shares in 2002 and 2001, respectively. The company has the right to terminate these agreements at any time upon full settlement. The company may prepay outstanding amounts at any time prior to the end of the five-year term, and from time to time, may make such prepayments in lieu of, or in addition to, its share repurchase program, which either or together would be expected to have the same effect on outstanding shares as a purchase under the share repurchase program. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount. In addition, in 2002, the company elected to prepay $600 million of the aggregate outstanding amount. At December 31, 2002, 15.3 million shares of the company's common stock continued to be held by the financial institution in support of the remaining balance of approximately $535 million.

To the extent that the price of the company's common stock declines to levels substantially lower than current levels for a sustained period of time, thereby resulting in significant net issuances of shares under these agreements, there could be an adverse impact on basic and diluted earnings per share. The maximum number of company common shares that could potentially be distributed pursuant to the agreements would not exceed 62 million shares as adjusted for shares delivered by the company and shares delivered to the company.

Common shares activity for each of the last three years ended December 31 was:

(Millions)	2002	2001	2000
Shares outstanding at beginning of year	1,331	1,326	1,341
Repurchases of common shares:			
Open market/purchases from Incentive Savings Plan	(16)	(6)	(25)
Prepayments under share purchase agreements	(17)	(8)	—
Net settlements pursuant to share purchase agreements	—	12	(2)
Other, primarily employee benefit plans	7	7	12
Shares outstanding at end of year	**1,305**	1,331	1,326

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.

Note 9 DERIVATIVES AND HEDGING ACTIVITIES

As prescribed by SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge, the portion of the gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument is recognized currently in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the effective portion of the gain or loss on the derivative is reported in other comprehensive income (loss) as part of the cumulative translation adjustment. For derivative instruments not designated as hedging instruments, the gain or loss is recognized currently in earnings.

Cash Flow Hedges

The company uses interest rate products, primarily swaps, to manage funding costs related to TRS' charge card business, as well as AEFA's investment certificate business. For its charge card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. These interest rate swaps are used to protect the company from the interest rate risk that arises from short-term funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio.

During 2002 and 2001, the company reclassified into earnings pretax losses of $572 million and $660 million, respectively. At December 31, 2002, the company expects to reclassify $571 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of charge card and fixed rate lending products.

Currently, the longest period of time over which the company is hedging exposure to the variability in future cash flows is 5.3 years and relates to funding of foreign currency denominated receivables. The amounts of gains and losses reclassified into earnings as a result of the discontinuance of cash flow hedges were not significant during either 2002 or 2001.

Fair Value Hedges

In addition to the fair value hedge discussed in Note 7, the company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate bond investments. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the investment portfolio.

The company uses derivatives to hedge against the change in fair value of some of its investments in public companies. Changes in the fair value of the derivatives are recorded in earnings along with related designated changes in the spot price of the underlying shares. Changes in the time value elements of these derivatives are considered as hedge ineffectiveness.

During 2002 and 2001, the company recognized pretax net losses of $1.4 million and $1.2 million, respectively, primarily related to the time value element of its fair value hedging instruments. This amount is included in other expenses in the Consolidated Statements of Income. During the years ending December 31, 2002 and 2001, the company recognized immaterial amounts of net gains or losses related to the ineffective portion of its fair value hedging instruments.

Hedges of Net Investment in Foreign Operations

The company designates foreign currency derivatives as hedges of net investments in certain foreign operations. For these hedges unrealized gains and losses are recorded in the cumulative translation adjustment account included in other comprehensive income (loss), whereas the related amounts due to or from counterparties are included in other liabilities or other assets.

For the years ended December 31, 2002 and 2001, the net amount of losses included in the cumulative translation adjustment was not significant.

Derivatives Not Designated as Hedges

The company has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. In addition, American Express Bank (AEB) enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions.

- Foreign currency transaction exposures are economically hedged, where practical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Such foreign currency forward contracts entered into by the company generally mature within one year. In addition, for selected major overseas markets, the company uses foreign currency forward contracts with maturities not exceeding fifteen months to offset the effect of changes in foreign currency exchange rates on future operating results.
- AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of certain investment certificates and fixed annuities.
- Certain of AEFA's annuity and investment certificate products have returns tied to the performance of equity markets. These elements are considered derivatives under SFAS No. 133. AEFA manages this equity market risk by entering into options and futures with offsetting characteristics.
- Certain of the company's equity investments are in the form of warrants. Some of these warrants are deemed to be derivative financial instruments.

See Note 6 for further information regarding the company's use of interest rate products related to short- and long-term debt obligations.

Note 10 OFF-BALANCE SHEET ITEMS

The company's off-balance sheet financial instruments principally relate to extending credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum potential credit risk, assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse consequence to the company's financial position to result from these contracts.

December 31, (Millions)	2002	2001
Loan commitments and other lines of credit	$ 1,036	$ 1,128
Bank standby letters of credit and bank guarantees	$ 1,029	$ 845
Bank commercial and other bank letters of credit	$ 371	$ 260

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2002 and 2001, the company held $684 million and $583 million, respectively, of collateral supporting bank standby letters of credit and bank guarantees and $148 million and $159 million, respectively, of collateral supporting commercial and other letters of credit.

The company has commitments aggregating $126 billion and $112 billion related to its card business in 2002 and 2001, respectively, primarily related to commitments to extend credit to certain cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to cardmembers does not represent future cash requirements. The company's charge card products have no preset spending limit and are not reflected in unused credit available to cardmembers.

The company also has committed payments for worldwide business arrangements, principally related to TRS, with maximum related future payments which would not exceed $3.8 billion.

Other financial institutions have committed to extend lines of credit to the company of $12.1 billion and $13.8 billion at December 31, 2002 and 2001, respectively.

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $461 million, $491 million and $477 million in 2002, 2001 and 2000, respectively. At December 31, 2002, the minimum aggregate rental commitment under all noncancellable operating leases (net of subleases) was (millions): 2003, $273; 2004, $229; 2005, $192; 2006, $157; 2007, $132; and thereafter, $1,418.

In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments that are either required or contingent upon the occurrence of certain events.

The company and its subsidiaries are involved in a number of legal and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of their respective business activities. The company believes it has meritorious defenses to each of these actions and intends to defend them vigorously. The company believes it is not a party to, nor are any of its properties the subject of, any pending legal or arbitration proceedings which would have a material adverse effect on the company's consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

Note 11 GUARANTEES

The company, through its TRS operating segment, provides cardmember protection plans that cover losses associated with purchased products, as well as certain other guarantees in the ordinary course of business. In the hypothetical scenario that all claims occur within one year, the aggregate maximum amount of potential future losses associated with such guarantees would not exceed $86 billion. The total amount of related liability accrued at December 31, 2002 for such programs was

$301 million, which management believes to be adequate based on actual experience. The company has no collateral or other recourse provisions related to these guarantees. Expenses relating to claims under these guarantees did not exceed $60 million in 2002.

The company, through its AEB operating segment, provides various guarantees to its customers in the ordinary course of business, including financial letters of credit, performance guarantees and financial guarantees, among others. Generally, guarantees range in term from three months to one year. AEB receives a fee related to most of these guarantees, many of which help to facilitate customer cross-border transactions. Virtually all of these guarantees are collateralized or supported by other types of recourse provisions (i.e., pledged assets, primarily comprised of cash and time deposits, and counter-guarantees). The following table provides information related to such guarantees as of December 31, 2002; such information is also reflected in Note 10.

(Millions) Type of Guarantee	Maximum amount of undiscounted future payments	Amount of related liability at 12/31/02
Financial letters of credit	$ 249	$ 0.2
Performance guarantees	124	0.2
Financial guarantees	553	0.1
Total	$ 926	$ 0.5

Note 12 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2002 and 2001 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (Millions)	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Assets for which carrying values approximate fair values	$ 64,855	$ 64,855	$ 67,404	$ 67,404
Investments	$ 53,638	$ 54,062	$ 46,488	$ 46,659
Loans	$ 28,398	$ 28,478	$ 26,789	$ 25,441
Financial Liabilities				
Liabilities for which carrying values approximate fair values	$ 59,600	$ 59,600	$ 65,190	$ 65,190
Fixed annuity reserves	$ 21,911	$ 21,283	$ 18,139	$ 17,672
Investment certificate reserves	$ 8,647	$ 8,673	$ 8,205	$ 8,223
Long-term debt	$ 16,308	$ 16,571	$ 7,788	$ 7,851
Separate account liabilities	$ 19,392	$ 18,539	$ 24,280	$ 23,717

The carrying and fair values of off-balance sheet financial instruments discussed in Note 10 are not material as of December 31, 2002 and 2001. See Note 2 for carrying and fair value information regarding investments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

Financial Assets

Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets, certain other assets and derivative financial instruments.

Generally, investments are carried at fair value on the Consolidated Balance Sheets. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are recognized when management determines that a decline in value is other-than-temporary.

For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values.

The fair values of all other loans, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans on collateral values.

Financial Liabilities

Liabilities for which carrying values approximate fair values include customers' deposits, Travelers Cheques outstanding, accounts payable, short-term debt, certain other liabilities and derivative financial instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.4 billion in both 2002 and 2001.

For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the company's current borrowing rates for similar types of borrowing.

Fair values of separate account liabilities, after excluding life insurance related elements of $2.6 billion and $3.0 billion in 2002 and 2001, respectively, are estimated as the accumulated value less applicable surrender charges.

Note 13 SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment. The following table represents the company's maximum credit exposure by industry at December 31, 2002 and 2001:

December 31, (Dollars in millions)	2002	2001
Financial institutions[a]	$ 16,635	$ 17,075
Individuals[b]	181,534	164,212
U.S. Government and agencies[c]	29,604	22,145
All other	25,733	18,018
Total	**$ 253,506**	$ 221,450
Composition:		
On-balance sheet	49%	49%
Off-balance sheet	51	51
Total	**100%**	100%

(a) *Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.*

(b) *Charge card products have no preset spending limit; therefore, the quantified credit amount includes only cardmember receivables recorded on the Consolidated Balance Sheets.*

(c) *U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.*

Note 14 STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 85 million, 48 million and 88 million common shares available for grant at December 31, 2002, 2001 and 2000, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 and in 2002 generally vest at 33⅓ percent per year beginning with the first anniversary of the grant date. Options granted in 1999, 2000 and 2001 generally vest at 33⅓ percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating U.S. employees.

In 1998, the Compensation and Benefits Committee adopted a restoration stock option program. This program provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option. Senior officers must be in compliance with their stock ownership guidelines to exercise restoration options.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000:

	2002	2001	2000
Dividend yield	0.9%	0.8%	1.1%
Expected volatility	33%	31%	29%
Risk-free interest rate	4.3%	4.9%	6.7%
Expected life of stock option	4.5 years	5.0 years	5.0 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $11.68, $14.69 and $14.92 for options granted during 2002, 2001 and 2000, respectively.

A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

(Shares in thousands)	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	146,069	$ 37.42	114,460	$ 34.23	94,512	$ 27.96
Granted	40,430	$ 36.59	42,883	$ 44.21	39,273	$ 44.38
Exercised	(7,934)	$ 24.98	(5,649)	$ 20.83	(14,114)	$ 19.45
Forfeited/expired	(12,333)	$ 40.93	(5,625)	$ 40.64	(5,211)	$ 36.87
Outstanding at end of year	**166,232**	**$ 37.54**	**146,069**	**$ 37.42**	**114,460**	**$ 34.23**
Options exercisable at end of year	**61,903**	**$ 32.86**	**49,428**	**$ 29.08**	**33,966**	**$ 23.61**

The following table summarizes information about the stock options outstanding at December 31, 2002:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 8.26 – $29.99	31,026	4.1	$ 24.21	27,792	$ 23.84
$ 30.00 – $35.99	23,191	6.4	$ 35.20	14,774	$ 35.25
$ 36.00 – $42.99	42,351	8.9	$ 37.10	4,028	$ 40.36
$ 43.00 – $43.99	29,507	7.2	$ 43.66	10,849	$ 43.66
$ 44.00 – $61.44	40,157	7.8	$ 45.15	4,460	$ 48.12
$ 8.26 – $61.44	**166,232**	**7.1**	**$ 37.54**	**61,903**	**$ 32.86**

The company granted 0.3 million, 3.0 million and 1.5 million restricted stock awards (RSAs) with a weighted average grant date value of $35.97, $35.48 and $43.46 per share for 2002, 2001 and 2000, respectively. Restrictions generally expire four years from date of grant. The compensation cost charged against income for the company's RSAs was $40 million, $36 million and $41 million for 2002, 2001 and 2000, respectively.

Note 15 RETIREMENT PLANS

Pension Plans

The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. Employees' accrued benefits are based on recordkeeping account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee's age plus service, of base pay (which includes, but is not limited to regular earnings, incentive pay, shift differential, overtime, certain commissions, and transition pay). Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan. The SRP generally parallels the Plan but offers different payment options.

Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements.

Plan assets consist principally of equities and fixed income securities.

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(Millions)	2002	2001	2000
Service cost	$ 106	$ 102	$ 95
Interest cost	112	106	98
Expected return on plan assets	(127)	(122)	(102)
Amortization of:			
Prior service cost	(9)	(10)	(9)
Transition obligation	(1)	(1)	3
Reversion gain	—	—	(4)
Recognized net actuarial loss (gain)	6	(1)	5
Settlement/curtailment loss (gain)	12	(1)	(22)
Net periodic pension benefit cost	**$ 99**	$ 73	$ 64

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

RECONCILIATION OF CHANGE IN BENEFIT OBLIGATION

(Millions)	2002	2001
Benefit obligation, October 1 prior year	$ 1,541	$ 1,403
Service cost	106	102
Interest cost	112	106
Benefits paid	(52)	(43)
Actuarial loss	141	31
Settlements/curtailments	(66)	(42)
Foreign currency exchange rate changes	63	(16)
Benefit obligation at September 30,	**$ 1,845**	$ 1,541

RECONCILIATION OF CHANGE IN FAIR VALUE OF PLAN ASSETS

(Millions)	2002	2001
Fair value of plan assets, October 1 prior year	$ 1,190	$ 1,480
Actual loss on plan assets	(78)	(239)
Employer contributions	306	47
Benefits paid	(52)	(43)
Settlements	(65)	(42)
Foreign currency exchange rate changes	51	(13)
Fair value of plan assets at September 30,	**$ 1,352**	$ 1,190

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

FUNDED STATUS

(Millions)	2002	2001
Funded status at September 30,	$ (493)	$ (351)
Unrecognized net actuarial loss	563	209
Unrecognized prior service cost	(28)	(42)
Unrecognized net transition obligation	—	(2)
Fourth quarter contributions (net of benefit payments)	6	4
Net amount recognized at December 31,	**$ 48**	$ (182)

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2002	2001
Accrued benefit liability	$ (429)	$ (359)
Prepaid benefit cost	400	17
Intangible asset	1	1
Minimum pension liability adjustment	76	159
Net amount recognized at December 31,	**$ 48**	$ (182)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,222 million, $1,149 million and $726 million, respectively, as of December 31, 2002, and $612 million, $553 million and $326 million, respectively, as of December 31, 2001. As a result of a significant decrease in the fair value of plan assets in the company's U.S. and certain non-U.S. pension plans, more plans had an accumulated benefit obligation that exceeded the fair value of the plan assets. In 2002, the company made a $289 million contribution to the United Kingdom pension plan such that at the measurement date the fair market value of the plan assets exceeded the accumulated benefit obligation.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the accounting for the company's defined benefit plans were:

	2002	2001
Discount rates	6.2%	7.0%
Rates of increase in compensation levels	4.0%	4.2%
Expected long-term rates of return on assets[a]	9.3%	9.5%

(a) At the September 30, 2002 measurement date, the company reduced the weighted average return on assets actuarial assumption to be used in calculating the 2003 pension expense to 8.1%.

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing and stock bonus plan feature) covering most employees in the United States. The defined contribution plan expense was $121 million, $76 million and $151 million in 2002, 2001 and 2000, respectively.

Other Postretirement Benefits

The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $38 million, $25 million and $26 million in 2002, 2001 and 2000, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 2002 and 2001 were $223 million and $212 million, respectively.

Note 16 INCOME TAXES

The provisions (benefits) for income taxes were as follows:

(Millions)	2002	2001	2000
Federal	$ 725	$ (36)	$ 748
State and local	81	59	76
Foreign	250	262	274
Total	**$ 1,056**	$ 285	$ 1,098

Accumulated net earnings of certain foreign subsidiaries, which totaled $2.4 billion at December 31, 2002, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $332 million, have not been provided on those earnings.

The current and deferred components of the provision for income taxes were as follows:

(Millions)	2002	2001	2000
Current	$ 903	$ 765	$ 1,209
Deferred	153	(480)	(111)
Total	**$ 1,056**	$ 285	$ 1,098

The company's net deferred tax assets at December 31 were as follows:

(Millions)	2002	2001
Deferred tax assets	$ 4,486	$ 4,269
Deferred tax liabilities	2,952	2,318
Net deferred tax assets	**$ 1,534**	$ 1,951

Deferred tax assets for 2002 and 2001 are primarily related to reserves not yet deducted for tax purposes of $2.8 billion in both years; deferred compensation of $337 million and $344 million, respectively; deferred cardmember fees of $287 million and $278 million, respectively; and deferred taxes related to net unrealized derivatives losses of $289 million and $147 million, respectively. Deferred tax liabilities for 2002 and 2001 are mainly related to deferred acquisition costs of $1,053 million and $1,025 million, respectively; depreciation and amortization of $586 million and $413 million, respectively; deferred taxes related to net unrealized securities gains of $589 million and $172 million, respectively; and deferred taxes related to asset securitizations of $233 million and $181 million, respectively.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

(Millions)	2002	2001	2000
Combined tax at U.S. statutory rate	$ 1,304	$ 559	$ 1,368
Changes in taxes resulting from:			
Tax-preferred investments	(237)	(247)	(211)
Tax-exempt element of dividend income	(34)	(27)	(26)
Foreign income taxed at rates other than U.S. statutory rate	(34)	(27)	(38)
State and local income taxes	52	38	50
All other	5	(11)	(45)
Income tax provision	**$ 1,056**	$ 285	$ 1,098

Net income taxes paid by the company during 2002, 2001 and 2000 were $872 million, $545 million and $858 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items comprising comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision of $415 million, $258 million and $81 million for 2002, 2001 and 2000, respectively. The changes in net unrealized losses on derivatives are presented net of tax (benefit) of ($130 million) and ($159 million) for 2002 and 2001, respectively. Foreign currency translation adjustments are presented net of tax (benefit) provision of ($14 million), ($21 million) and $18 million for 2002, 2001 and 2000, respectively. Minimum pension liability adjustment is presented net of tax provision (benefit) of $29 million and ($55 million) for 2002 and 2001, respectively.

Note 17 EARNINGS PER COMMON SHARE

Basic EPS is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)	2002	2001	2000
Numerator:			
Net income	$ 2,671	$ 1,311	$ 2,810
Denominator:			
Basic: Weighted-average shares outstanding during the period	1,320	1,324	1,327
Add: Dilutive effect of stock options, restricted stock awards and other dilutive securities	10	12	33
Diluted	1,330	1,336	1,360
Basic EPS	$ 2.02	$ 0.99	$ 2.12
Diluted EPS	$ 2.01	$ 0.98	$ 2.07

Stock options having an exercise price greater than the average market price of the company's common shares for each period presented are excluded from the computation of EPS because the effect would be antidilutive. The number of these excluded stock options for the years ended December 31, 2002, 2001 and 2000 was 101 million, 72 million and 0.5 million, respectively.

Note 18 OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

Operating Segments

The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, charge cards, cardmember lending products, Travelers Cheques, and corporate and consumer travel services. AEFA's services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. AEB's products and services include providing private, financial institution and corporate banking; personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments at December 31, 2002, 2001 and 2000 and for each of the years then ended. The segment results have been affected by charges discussed in Notes 19 and 20. For certain income statement items that are affected by asset securitizations at TRS, data is provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See Note 4 to the Consolidated Financial Statements and the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.

The following table presents certain information regarding these operating segments at December 31, 2002, 2001 and 2000 and for each of the years then ended:

(Millions)	Travel Related Services	American Express Financial Advisors	American Express Bank	Corporate and Other	Adjustments and Eliminations	Consolidated
2002						
Revenues (GAAP basis)	$ 17,721	$ 5,617	$ 745	$ 99	$ (375)	$ 23,807
Net revenues (managed basis)	18,669	3,663	745	99	(375)	22,801
Interest and dividends, net	598	2,058	360	99	(124)	2,991
Cardmember lending net finance charge revenue:						
GAAP basis	1,485	—	—	—	—	1,485
Managed basis	3,654	—	—	—	—	3,654
Interest expense:						
GAAP basis	1,001	32	—	175	(126)	1,082
Managed basis	987	32	—	175	(126)	1,068
Pretax income (loss)	3,080	865	121	(339)	—	3,727
Income tax provision (benefit)	945	233	41	(163)	—	1,056
Net income (loss)	2,135	632	80	(176)	—	2,671
Assets	$ 72,205	$ 73,724	$ 13,234	$ 17,014	$ (18,924)	$ 157,253
2001						
Revenues (GAAP basis)	$ 17,359	$ 4,791	$ 649	$ 123	$ (340)	$ 22,582
Net revenues (managed basis)	18,102	2,825	649	123	(340)	21,359
Interest and dividends, net	710	1,162	302	123	(160)	2,137
Cardmember lending net finance charge revenue:						
GAAP basis	1,424	—	—	—	—	1,424
Managed basis	3,138	—	—	—	—	3,138
Interest expense:						
GAAP basis	1,454	26	—	182	(161)	1,501
Managed basis	1,487	26	—	182	(161)	1,534
Pretax income (loss)	1,979	(24)	(14)	(345)	—	1,596
Income tax provision (benefit)	520	(76)	(1)	(158)	—	285
Net income (loss)[a]	1,459	52	(13)	(187)	—	1,311
Assets	$ 69,384	$ 71,471	$ 11,878	$ 15,726	$ (17,359)	$ 151,100
2000						
Revenues (GAAP basis)	$ 17,120	$ 6,130	$ 591	$ 167	$ (333)	$ 23,675
Net revenues (managed basis)	17,441	4,219	591	167	(333)	22,085
Interest and dividends, net	803	2,292	251	165	(221)	3,290
Cardmember lending net finance charge revenue:						
GAAP basis	1,255	—	—	—	—	1,255
Managed basis	2,383	—	—	—	—	2,383
Interest expense:						
GAAP basis	1,366	22	—	180	(214)	1,354
Managed basis	1,571	22	—	180	(214)	1,559
Pretax income (loss)	2,713	1,483	33	(321)	—	3,908
Income tax provision (benefit)	784	451	4	(141)	—	1,098
Net income (loss)	1,929	1,032	29	(180)	—	2,810
Assets	$ 71,419	$ 73,560	$ 11,413	$ 16,487	$ (18,456)	$ 154,423

(a) *2001 results include three significant items: (1) a charge at AEFA of $1.01 billion ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) consolidated restructuring charges of $631 million ($411 million after-tax); and (3) the consolidated one-time adverse impact from the September 11th terrorist attacks of $98 million ($65 million after-tax).*

Income tax provision (benefit) is calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of inter-segment amounts.

Geographic Operations

The following table presents the company's revenues and pretax income in different geographic regions:

(Millions)	United States	Europe	Asia/Pacific	All Other	Adjustments and Eliminations	Consolidated
2002						
Revenues	$ 19,286	$ 1,943	$ 1,685	$ 1,586	$ (693)	$ 23,807
Pretax income	$ 2,983	$ 310	$ 181	$ 253	—	$ 3,727
2001						
Revenues	$ 17,522	$ 2,556	$ 1,523	$ 1,667	$ (686)	$ 22,582
Pretax income	$ 1,177	$ 101	$ 159	$ 159	—	$ 1,596
2000						
Revenues	$ 18,529	$ 2,731	$ 1,582	$ 1,629	$ (796)	$ 23,675
Pretax income	$ 3,049	$ 411	$ 199	$ 249	—	$ 3,908

Foreign currency transaction (losses) gains amounted to ($77 million), $16 million and $102 million in 2002, 2001 and 2000, respectively.

Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practicable to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

Note 19 RESTRUCTURING CHARGES

In the third and fourth quarters of 2001, the company recorded aggregate restructuring charges of $631 million ($411 million after-tax). The aggregate restructuring charges consisted of $369 million for severance related to the original plans to eliminate approximately 12,900 jobs and $262 million of exit costs primarily consisting of $138 million of charges related to the consolidation of real estate facilities, $35 million of asset impairment charges, $26 million recorded in loss provisions, $25 million in contract termination costs and $24 million of currency translation losses.

During the year ended December 31, 2002, the company adjusted the prior year's aggregate restructuring charge liability by taking back into income a net pretax amount of $31 million ($20 million after-tax). This is comprised of the reversal of severance and related benefits of $62 million, primarily caused by voluntary attrition or redeployment into open jobs of approximately 4,100 employees whose jobs were eliminated, partially offset by additional net exit costs of $31 million. These net exit costs include $46 million of additional costs relating to certain domestic and international office facilities, a $20 million reduction primarily due to revisions to plans relating to certain travel office locations and a $5 million additional charge for write-offs of building and related costs in facilities affected by the restructuring plan. As of December 31, 2002, the company had executed all restructuring plans related to the 2001 charges. The severance component of the remaining restructuring related reserve includes $44 million in severance for employees terminated as part of the 2001 plan and will be substantially paid out by the end of 2003. In addition, the remaining other component of the restructuring reserve includes $62 million primarily related to lease commitments on facilities and $22 million of costs associated with travel office closures as a result of the 2001 plans. The payments on these obligations are spread over the next several years due to lease terminations for which the company is still obligated to make payments.

Of the $31 million net pretax aggregate adjustment activity recognized in 2002, related to the reserves established in 2001, $23 million was recorded at TRS and $8 million was recorded at AEB.

During the second half of 2002, the company recorded new restructuring charges of $19 million ($12 million after-tax) at TRS and, due to additional reviews of operations, $5 million ($3 million after-tax) at AEB. The TRS charge consists of $14 million of severance, relating to the elimination of approximately 500 jobs, and $5 million of other costs primarily related to the relocation of certain international operations. AEB's $5 million charge consisted of $3 million of severance costs and $2 million of other costs.

As of December 31, 2002, other liabilities include $152 million for the expected future cash outlays related to aggregate restructuring charges recorded. In addition to employee attrition or redeployment, approximately 10,000 employees have been terminated since the inception of the restructuring plans in 2001. The following table summarizes by category the company's restructuring charges, cash payments, balance sheet charge-offs, liability reductions and resulting liability balance as of December 31, 2001 and 2002:

(Millions)	Severance	Other	Total
Restructuring charges	$ 369	$ 262	$ 631
Cash paid	(37)	(14)	(51)
Balance sheet charge-offs	—	(120)	(120)
Liability balance at December 31, 2001	**332**	**128**	**460**
Cash paid	(226)	(65)	(291)
Balance sheet charge-offs	—	(10)	(10)
Net adjustments due to revisions to 2001 plans	(62)	31	(31)
Additional charges	17	7	24
Liability balance at December 31, 2002	**$ 61**	**$ 91**	**$ 152**

Note 20 DISASTER RECOVERY CHARGE

As a result of the terrorist attacks on September 11, 2001, the company incurred a $90 million ($59 million after-tax) disaster recovery charge. This charge mainly includes provisions for credit exposures to travel industry service establishments and insurance claims. $79 million of the pretax charge was incurred by TRS, while $11 million was incurred by AEFA. In addition to the pretax charge, the company waived approximately $8 million of finance charges and late fees. During 2002, $7 million ($4 million after-tax) of the original AEFA charge was reversed due to lower than anticipated insured loss claims.

As of December 31, 2002, the company has incurred costs of approximately $198 million related to the terrorist attacks of September 11th, which are expected to be substantially covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses.

Note 21 TRANSFER OF FUNDS FROM SUBSIDIARIES

Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the company's subsidiaries. These restrictions have not had any effect on the company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2002, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $9.3 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

Note 22 QUARTERLY FINANCIAL DATA (Unaudited)

(Millions, except per share amounts)	2002				2001			
Quarters ended	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31
Revenues	$ 6,196	$ 5,907	$ 5,945	$ 5,759	$ 5,871	$ 5,724	$ 5,268	$ 5,719
Pretax income	949	959	961	858	347	354	153	741
Net income[a]	683	687	683	618	297	298	178	538
Earnings per common share:[a]								
Basic	0.52	0.52	0.52	0.47	0.22	0.23	0.13	0.41
Diluted	0.52	0.52	0.51	0.46	0.22	0.22	0.13	0.40
Cash dividends declared per common share	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08
Common share price:								
High	39.84	38.47	44.91	42.70	36.34	41.92	46.55	57.06
Low	26.55	26.92	34.53	32.52	26.69	24.20	35.96	34.00

(a) *2001 results include three significant items: (1) charges of $826 million ($537 million after-tax) and $182 million ($132 million after-tax) in the second and first quarters, respectively, reflecting losses associated with high-yield securities; (2) restructuring charges of $279 million ($179 million after-tax) and $352 million ($232 million after-tax) in the fourth and third quarters, respectively; and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million ($65 million after-tax) in the third quarter.*

REPORT OF MANAGEMENT

The management of American Express Company (the company) is responsible for the preparation and fair presentation of its Consolidated Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States, and include amounts based on the best judgment of management. The company's management is also responsible for the accuracy and consistency of other financial information included in this annual report.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the company maintains a system of internal control over financial reporting which is designed to provide reasonable, but not absolute, assurance with respect to the reliability of the company's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes: (i) an organizational structure with clearly defined lines of responsibility, policies and procedures; (ii) a Code of Conduct; and (iii) a careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management and the Board of Directors throughout the year. The company's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting to the extent they believed necessary to support their report.

The Audit Committee of the Board of Directors, which has only outside directors, meets regularly with the internal auditors, management and independent auditors to review their work and discuss the company's financial controls and audit and reporting practices. The independent auditors and the internal auditors independently have full and free access to the Audit Committee, without the presence of management, to discuss any matters which they feel require attention.

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Shareholders and Board of Directors of American Express Company

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 5 to the financial statements, in 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

New York, New York
January 27, 2003

Consolidated Five-year Summary of Selected Financial Data

(Millions, except per share amounts and percentages)	2002	2001	2000	1999	1998
Operating Results					
Revenues	$ 23,807	$ 22,582	$ 23,675	$ 21,278	$ 19,132
Percent increase (decrease)	5%	(5)%	11%	11%	8%
Expenses	20,080	20,986	19,767	17,840	16,207
Net income[a]	2,671	1,311	2,810	2,475	2,141
Return on average shareholders' equity[b]	20.6%	10.9%	25.3%	25.3%	24.0%
Balance Sheet					
Cash and cash equivalents	$ 10,288	$ 7,222	$ 8,487	$ 7,471	$ 4,092
Accounts receivable and accrued interest, net	29,087	29,498	30,543	26,467	22,224
Investments	53,638	46,488	43,747	43,052	41,299
Loans, net	27,822	26,440	26,088	23,582	21,054
Total assets	157,253	151,100	154,423	148,517	126,933
Customers' deposits	18,317	14,557	13,870	13,139	10,398
Travelers Cheques outstanding	6,623	6,190	6,127	6,213	5,823
Insurance and annuity reserves	28,683	24,536	24,098	25,011	25,433
Short-term debt	21,103	31,569	36,030	30,627	22,605
Long-term debt	16,308	7,788	4,711	5,995	7,019
Shareholders' equity	13,861	12,037	11,684	10,095	9,698
Common Share Statistics					
Earnings per share:[a]					
Basic	$ 2.02	$ 0.99	$ 2.12	$ 1.85	$ 1.57
Diluted	$ 2.01	$ 0.98	$ 2.07	$ 1.81	$ 1.54
Percent (decrease) increase:					
Basic	‡	(53)%	15%	18%	10%
Diluted	‡	(53)%	14%	18%	12%
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.32	$ 0.30	$ 0.30
Book value per share:					
Actual	$ 10.63	$ 9.05	$ 8.81	$ 7.52	$ 7.18
Excluding the effect on shareholders' equity of SFAS No. 115 and SFAS No. 133	$ 10.19	$ 9.02	$ 8.92	$ 7.74	$ 6.75
Market price per share:					
High	$ 44.91	$ 57.06	$ 63.00	$ 56.29	$ 39.54
Low	$ 26.55	$ 24.20	$ 39.83	$ 31.63	$ 22.33
Close	$ 35.35	$ 35.69	$ 54.94	$ 55.42	$ 34.17
Average common shares outstanding for earnings per share:					
Basic	1,320	1,324	1,327	1,340	1,363
Diluted	1,330	1,336	1,360	1,369	1,388
Shares outstanding at year end	1,305	1,331	1,326	1,341	1,351
Other Statistics					
Number of employees at year end:					
United States	41,093	48,698	53,352	52,858	50,266
Outside United States	34,366	35,719	35,498	35,520	34,466
Total	75,459	84,417	88,850	88,378	84,732
Number of shareholders of record	51,061	52,041	53,884	56,020	51,597

(a) Results for 2001 include three significant items: (1) a charge of $1.01 billion ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million ($411 million after-tax); and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million ($65 million after-tax). Results for 1998 include the following items: $138 million credit loss provision at American Express Bank relating to its Asia/Pacific portfolio and income of $78 million representing gains on the sale of First Data Corporation shares.

(b) Computed on a trailing 12-month basis and excluding the effect on Shareholders' Equity of unrealized gains or losses related to SFAS No. 115 and SFAS No. 133.

‡ — Denotes a variance of more than 100%.

Executive Officers

GLOBAL LEADERSHIP TEAM

KENNETH I. CHENAULT
Chairman and Chief Executive Officer

JAMES M. CRACCHIOLO
Group President
GLOBAL FINANCIAL SERVICES

GARY L. CRITTENDEN
Executive Vice President and Chief Financial Officer

EDWARD P. GILLIGAN
Group President
GLOBAL CORPORATE SERVICES

DAVID C. HOUSE
Group President
GLOBAL NETWORK AND ESTABLISHMENT SERVICES AND TRAVELERS CHEQUE GROUP

ALFRED F. KELLY, JR.
Group President
U.S. CONSUMER AND SMALL BUSINESS SERVICES

JONATHAN S. LINEN
Vice Chairman
AMERICAN EXPRESS COMPANY

CORPORATE EXECUTIVES

URSULA F. FAIRBAIRN
Executive Vice President
HUMAN RESOURCES AND QUALITY

JOHN D. HAYES
Executive Vice President
GLOBAL ADVERTISING AND BRAND MANAGEMENT

LOUISE M. PARENT
Executive Vice President and General Counsel

GLEN SALOW
Executive Vice President and Chief Information Officer

THOMAS SCHICK
Executive Vice President
CORPORATE AFFAIRS AND COMMUNICATIONS

Board of Directors

DANIEL F. AKERSON
Former Chairman and Chief Executive Officer
XO COMMUNICATIONS, INC.

EDWIN L. ARTZT*
Former Chairman and Chief Executive Officer
THE PROCTER & GAMBLE COMPANY

CHARLENE BARSHEFSKY
Senior International Partner
WILMER, CUTLER & PICKERING, ATTORNEYS

WILLIAM G. BOWEN
President
THE ANDREW W. MELLON FOUNDATION

KENNETH I. CHENAULT
Chairman and Chief Executive Officer
AMERICAN EXPRESS COMPANY

PETER R. DOLAN
Chairman and Chief Executive Officer
BRISTOL-MYERS SQUIBB COMPANY

F. ROSS JOHNSON
Chairman and Chief Executive Officer
RJM GROUP

VERNON E. JORDAN, JR.
Senior Managing Director
LAZARD FRERES & CO. LLC

JAN LESCHLY
Chairman and Chief Executive Officer
CARE CAPITAL LLC

RICHARD A. McGINN
Partner
RRE VENTURES

FRANK P. POPOFF
Former Chairman and Chief Executive Officer
THE DOW CHEMICAL COMPANY

ROBERT D. WALTER
Chairman and Chief Executive Officer
CARDINAL HEALTH, INC.

*Having reached retirement age, Mr. Artzt is not standing for reelection

ADVISORS TO THE BOARD OF DIRECTORS

HON. GERALD R. FORD
Former President of the United States of America

ROBERT L. GENILLARD
International Investor

HENRY A. KISSINGER
Chairman, Kissinger Associates, Inc.
Former Secretary of State of the United States of America

General Information

EXECUTIVE OFFICES
American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

INFORMATION AVAILABLE TO SHAREHOLDERS
Copies of the company's Form 10-K, proxy statement and other documents, as well as information on financial results, products, services and company press releases are available through the American Express home page on the Internet at the following address: www.americanexpress.com. Copies of these materials also are available without charge upon written request to the Secretary's Office at the above address.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1.800.463.5911 or 201.329.8660

Hearing Impaired:
1.800.231.5469 or 201.329.8354
www.melloninvestor.com

STOCK EXCHANGE LISTING
Primary listing:
New York Stock Exchange
(Symbol: AXP)

INDEPENDENT AUDITORS
Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019

ANNUAL MEETING
The Annual Meeting of Shareholders of American Express Company will be held at the company's headquarters, 200 Vesey Street, New York, New York 10285, on Monday, April 28, 2003, at 10:00 a.m., local time.

A written transcript or an audiocassette of the meeting will be available upon written request to the Secretary's Office. There will be a modest fee to defray production and mailing costs.

CORPORATE GOVERNANCE
Copies of the American Express Company Board of Directors Corporate Governance Principles, as well as the Charters of the five standing committees of the Board and the American Express Company Code of Conduct, are available on the company's web site at http://ir.americanexpress.com. Copies of these materials also are available without charge upon written request to the Secretary's Office at the above address.

DIRECT DEPOSIT OF DIVIDENDS
The company has established an Electronic Direct Deposit of Dividends service for the electronic payment of quarterly dividends on the company's common shares. With this service, registered shareholders may have their dividend payments sent electronically to their checking account or financial institution on the payment date.

Shareholders interested in enrolling in this service should call Mellon Investor Services at 1.800.463.5911.

STOCK PURCHASE PLAN
The company's Shareholder's Stock Purchase Plan provides shareholders and new investors with a convenient way to purchase common shares through cash contributions and reinvestment of dividends.

For a prospectus and other inquiries regarding the Shareholder's Stock Purchase Plan, contact:
Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, NJ 07606
1.800.842.7629

SHAREHOLDER AND INVESTOR INQUIRIES
Written shareholder inquiries may be sent either to Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606 or to the Secretary's Office, American Express Company, 200 Vesey Street, New York, NY 10285. Written inquiries from the investment community should be sent to Investor Relations at the American Express Company headquarters address.

TRADEMARKS AND SERVICE MARKS
The following trademarks, service marks and copyrighted material of American Express Company and its affiliates may appear in the text of this report:

AMERICAN EXPRESS®
AMERICAN EXPRESS @ WORK® EXPENSE REPORTING
AMERICAN EXPRESS BOX LOGO®
AMERICAN EXPRESS CARD DESIGN®
AMERICAN EXPRESS ONE℠ FINANCIAL ACCOUNT
AMERICAN EXPRESS PLATINUM FINANCIAL SERVICES®
AMERICAN EXPRESS WORLD SERVICE & DESIGN®
BLUE FROM AMERICAN EXPRESS®
BUSINESS MANAGEMENT ACCOUNT℠
BUSINESS PURCHASE ACCOUNT℠
CENTURION® CARD
GLADIATOR HEAD® DESIGN
MEMBERSHIP REWARDS®
OPEN: THE SMALL BUSINESS NETWORK℠
PLATINUM CARD®
PLATINUM DELTA SKYMILES® BUSINESS CREDIT CARD
SAVINGS AT WORK℠
TRAVELBAHN℠
TICKET TRAX®

DESIGN: Bernhardt Fudyma Design Group EXECUTIVE PORTRAIT: Bill Hayward PRODUCT PHOTOGRAPHY: Lisa Charles Watson PAGE 22 & 24: Peter Ross PRINTING: Graphic Arts Center

American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

www.americanexpress.com